UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Wind Craft Aviation Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 4, 2017

Physical address of issuer
730 Lincoln Lake Ave. SE, Bldg. 3, Lowell, Michigan 49331

Website of issuer
www.windcraftaviation.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary a fee consisting of five percent (5%) commission based on the amount raised in the Offering and paid upon disbursement of funds from escrow after the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000
Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Affiliates of the issuer may invest in the offering, and their investment would be counted toward achieving the target amount.

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
December 7, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$12,589.05	$5.00
Cash & Cash Equivalents	$1,626.07	$5.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$14,034.35	$0.00
Long-term Debt	$62,423.90	$0.00
Revenue	$275.85	$1,000.00
Cost of Goods Sold	$11,344,64	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(58,934.09)	$583.63

The Offering is being conducted on an expedited basis due to circumstances relating to COVID19 and pursuant to the SEC's temporary regulatory COVID-19 relief.

The financial information that has been omitted is not otherwise available and will be provided by an amendment to the offering materials.

Investors should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision.

No investment commitments will be accepted until after such financial information has been provided.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

December 7, 2020

FORM C/A

Up to $250,000.00

Wind Craft Aviation Inc.



Explanatory Note

Wind Craft Aviation, Inc. (the "Company") is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on August 3, 2020. This amendment is filed to include a second Webinar Transcript, attached hereto as Exhibit H.

The Company previously filed amendments on November 20, 2020 to update user traction, the Company's product descriptions, and competition included in the Company Summary, attached hereto as Exhibit B, to include a Video Script, attached hereto as Exhibit F, and to include a Webinar Transcript, attached hereto as Exhibit G, and on September 8, 2020 to include the Company's financial statements for full-year 2019 and 2018, attached hereto as Exhibit A.

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Wind Craft Aviation Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase

Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$250,000.00	$12,500.00	$237,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The issuer will owe five percent (5%) of the amount raised in the Offering to the intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.windcrafaviation.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2)

filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is December 7, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE

ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY

WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge

from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.windcrafaviation.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not

changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Wind Craft Aviation Inc. (the "Company") was founded in November 2017 by Alexander Taylor. The Company was organized as a limited liability company in the State of Michigan on December 4, 2017 and converted to a Delaware Corporation on September 3, 2019.

The Company is located at 730 Lincoln Lake Ave. SE, Bldg. 3, Lowell, Michigan 49331.

The Company's website is www.windcraftaviation.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Wind Craft Aviation develops aviation technology, including an Electric Vehicle Take-Off and Landing aircraft and its technological sub-components, which it anticipates consisting of an avionics package and a hydrogen fuel cell. The company expects to provide its aircraft and technological sub-components to various customers on a contracted service or for purchase basis. Through partnership agreements, its own research and development efforts, and other support in the form of grants and in-kind donations, Wind Craft Aviation is attempting to build an affordable and efficient aircraft that can compete with incumbent competitors offering similar solutions to cargo and human transport.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Note being offered	$50,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Note	$250,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$250,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 7, 2020
Use of proceeds	See the description of the use of proceeds on page 31 hereof.
Voting Rights	See the description of the voting rights on page 46 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company was originally formed as a Michigan limited liability company on December 4, 2017 and then converted to a Delaware corporation on September 3, 2019. The Company has been in operation for approximately two (2) years, in a critical stage of its operations, and is still an "emerging company" in all respects, subject to all of the risks inherent to the establishment of a new business enterprise, including the absence of a profitable operating history. The likelihood of success of the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business and the competitive environment in which the Company will operate. There can be no assurance that the future revenues of the Company will be sufficient to establish the Company as a going concern or that the Company will become profitable in the future.

Our business plan, operations and financial projections are subject to uncertainty.

The Company's ability to adhere to the Business Plan will depend upon a variety of factors, many of which are beyond the Company's control. Likewise, the Company's executive management team is not bound to follow the Business Plan, and may elect to adopt other strategies and courses of action based upon changes in circumstances and/or market conditions. The financial projections set forth in the Business Plan are based upon subjective estimates of future operating results which the Company's management believes the Company may be able to achieve. Such financial projections merely represent an illustration of financial results which the executive management team believes could be achieved based upon their assumptions which may or may not occur, and many of which are beyond the Company's control. No assurances or representations can be given or, indeed, should be assumed by any investor, that the actual results of the Company's operations will conform in any material manner to the financial projections set forth in the Business Plan for any or all of the indicated years. Neither the Company nor the Board or the executive management team can or will individually warrant or guarantee the existence of any fact, assumption or projection set forth in the Business Plan.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our product and service is highly competitive.
We face competition with respect to the products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved aviation technology and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products

can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We generate sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and personally identifiable information of our employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by implementing various internal controls. The expenses associated with protecting our information/ these steps could reduce our operating margins.

On 6/1/20 our computer network suffered an unauthorized intrusion in which the business's information was accessed for a very short time, however, the intrusion resulted in no acquisition of information.

Although this breach did not have a material adverse effect, this may not continue to be the case going forward. Following the attack, we have taken additional steps designed to improve the security of our networks and computer systems. Despite these defensive measures, there can be no assurance that we are adequately protecting our information or that we will not experience future violations.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Allen Heneveld, Alexander Taylor, Luke Wilson, and Dr. John J. Rusek. The Company has or intends to enter into employment agreements with Allen Heneveld, Alexander Taylor, Luke Wilson, and Dr. John J. Rusek although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Allen Heneveld, Alexander Taylor, Luke Wilson, and Dr. John J. Rusek or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

The Company's success depends on its ability to obtain and effectively protect its intellectual property.

Our intellectual property and proprietary rights are important to our ability to remain competitive and successful in the development of our products and our business. The Company's success will depend, in large part, on its ability in the future to obtain (1) patent protection for its patentable intellectual property and otherwise protect trade secrets, intellectual property rights and other proprietary information; and (2) obtain trademark registrations in connection with the development of the Wind Craft Aviation brand. Protecting and enforcing the Company's intellectual property and other proprietary rights may be expensive, and there is no assurance that such protection and enforcement will be successful. If the Company is unable for any reason to

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adequately protect its intellectual property and other proprietary rights, competitors may manufacture and market products similar to the Wind Craft Aviation system. The Company has taken appropriate steps to protect its IP. The Company intends to continue to protect its IP by filing multiple patent applications and trademark applications in an effort to obtain patent protection and trademark registrations, respectively, and by entering into restrictive agreements with suppliers, employees, contractors and consultants. It is possible that the Company's rights to the intellectual property will be infringed or misappropriated and/or that such agreements will be breached and the Company will not have adequate remedies to prohibit such breaches or provide monetary relief for losses incurred as a result of such breaches. The Company has no reason to believe that the execution of the Business Plan does or would infringe upon the intellectual property rights of third parties. However, the Company is not certain that its trade secrets, trademarks, and other intellectual property rights will not infringe and no formal infringement analysis has been conducted. Any such infringement could result in liability to the Company and restrictions or prohibitions regarding the marketing of the Wind Craft Aviation system which could have a material adverse effect on the Company's business and results of operations. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. If we are required to obtain licenses to use any third party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products were found to infringe other parties' proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non-infringing or to cease production of such products altogether.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not

effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Our business is subject to FAA regulations.
The Wind Craft Aviation system is subject to regulations of the Federal Aviation Administration (the "FAA") and may require various approvals from the FAA in connection with the trials and subsequent development, production, marketing and sales and otherwise be required to continue to comply with applicable federal and state regulatory requirements and standards. The Company may be forced to withdraw the Wind Craft Aviation system from the market if regulatory concerns arise with respect to its use or if the Wind Craft Aviation system or such use otherwise fails to comply with such applicable regulatory requirements and standards. As of the date hereof, the FAA has not passed any regulations to allow the operation of unmanned aerial systems weighing more than 55 lbs. in the U.S. for commercial usage and profit without a certification under Section 333 of the FAA Modernization and Reform Act of 2012. This could affect sales and revenue if our customers cannot obtain permission under a Section 333 exemption to operate any unmanned aerial vehicles weighing more than 55 lbs. for their business practice. If the consumers are unable to obtain a Section 333 exemption from the FAA or withstand the application process, this may negatively affect commercial usage of the Wind Craft Aviation system, which will adversely disrupt our operations and overall sales. Furthermore, FAA Part 107 regulations governing the commercial operations of drones weighing less than 55 lbs. significantly limit the uses of small drones (e.g., no flights beyond line of sight). These limitations may not be relaxed over time, they may in fact become more restrictive, and they may adversely affect the overall size of the market for our products.

Our business is also subject to various other governmental regulations.
If we do not receive the governmental approvals necessary for the sales or export of our products, or if our products are not compliant in other countries, our sales may be negatively impacted. Similarly, if our suppliers do not receive government approvals necessary to export their products or designs to us, our revenues may be negatively impacted and we may fail to implement our growth strategy. A license may be required in the future to initiate marketing activities. We may also be required to obtain a specific export license for any hardware exported. We may not be able to receive all the required permits and licenses for which we may apply in the future. If we do not receive the required permits for which we apply, our revenues may be negatively impacted. In addition, if government approvals required under these laws and regulations are not obtained, or if authorizations previously granted are not renewed, our ability to export our products could be negatively impacted, which may have a negative impact on our revenues and a potential material negative impact on our financial results.

We may be subject to litigation despite compliance with regulations and industry standards.
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our products comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company

has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make the necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We may be subject to litigation despite compliance with regulations and industry standards.
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our vehicles comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

Manufacturers are required to remedy defects related to safety and to emissions through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with an applicable regulatory standard.
In addition, if we determine that a safety or emissions defect or non-compliance exists with respect to certain of our products prior to the start of production, the launch of such product could be delayed until we remedy the defect or non-compliance.

We are dependent on a number of patents and other intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.
Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the

foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

We may be subject to indemnity claims for third-party infringement.
Many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for aviation products and may also result in increased safety and security costs for us and the commercial aviation industry generally.
Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the aviation industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the commercial aviation industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other commercial aviation industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

International conflicts such as war, terrorist attacks and political uprisings could negatively affect both demand for our services and our cost of doing business.
International conflicts such as the war in the Middle East, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S. and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of oil, which has a significant impact on the financial health of our commercial customers. Although our Autonomous aviation business may experience greater demand for its products as a result of increased government defense spending, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affect our commercial business include reduced aircraft build rates, upgrades, maintenance and spending on discretionary products, as well as increases in the cost of property and aviation products insurance and increased restrictions placed on our insurance policies.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Energy costs, such as the price of oil and refined products, are an important operating expense for users of our products. The cost of energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Many of our customers may not commit to long-term production schedules, which would make it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Our customers may not commit to firm production schedules. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we may rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales may make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we may order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Our business has been impacted by the COVID-19 pandemic.
The COVID-19 pandemic and the mitigation efforts by governments to attempt to control its spread, including the closure of non-essential businesses and shelter in place orders, have resulted in an unprecedented reduction in economic activity and significant dislocation on consumers, businesses, capital markets and the broader economy.

There are no comparable recent events to accurately predict the effect COVID-19 may have, and, as a result, its ultimate impact is highly uncertain and subject to change. We will continue to actively monitor the situation, assess possible implications to our business and take appropriate actions in an effort to mitigate the adverse consequences of COVID-19. However, there can be no assurances that the initiatives taken by the Company will be sufficient or successful.

Further, our compliance with measures to contain the spread of or otherwise related to COVID-has impacted our day-to-day operations and could disrupt our business and operations, as well as that of our key vendors and counterparties, for an indefinite period of time. The disruptions caused by COVID-19 may result in inefficiencies and delays in product development, marketing,

operations and customer service efforts that we cannot fully mitigate. Further, employee attrition or unavailability (for health reasons or otherwise) may adversely impact our operations and ability to execute on company initiatives and strategy.

The extent to which COVID-19 will continue to negatively impact our business and results of operations will depend on future developments which are highly uncertain and cannot be accurately predicted, including the duration of the pandemic, actions taken to treat or control the spread of COVID-19, any re-emergence of COVID-19 or related diseases, and the intermediate and longer-term impact on consumers, businesses and the broader economy.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company,

therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 90.89% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth

herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment.

27

With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Wind Craft Aviation develops aviation technology, including an Electric Vehicle Take-Off and Landing (eVTOL) aircraft and its technological sub-components, which it anticipates consisting of an avionics package and a hydrogen fuel cell. The company expects to provide its aircraft and technological sub-components to various customers on a contracted service or for purchase basis. Through partnership agreements, its own research and development efforts, and other support in the form of grants and in-kind donations, Wind Craft Aviation is attempting to build an affordable and efficient aircraft that can compete with incumbent competitors offering similar solutions to cargo and human transport. The Company is pre-revenue and anticipates generating revenue according to its business plan, as follows.

Business Plan

Wind Craft Aviation's objective is to democratize aviation. In order to realize those aspirations, the Company aims to first demonstrate the capabilities of its technology through the prototype stage (with the proceeds of this offering), service early adopters in the pre-production stage, and expand the widespread use of its platform as it enters serial production of its aircraft. Critical to that progression will be "tangent" technologies the Company intends to commercialize to disrupt the existing aviation market, its ability to adapt into different regulatory environments, and a unique guerilla marketing campaign to normalize the use of electric aircraft in the eyes of the public. Eventually, the Company anticipates that its aircraft, tangent technologies, and associated services will generate revenue through contracted operations, lease, and sales.

WCA is currently pre-revenue, however the Company expects to generate revenue by operating its aircraft under contract for aerial logistic firms and selling its aircraft and individual technologies, including its fuel cell, to independent users. The company also expects to lease its aircraft and individual technologies under a subscription-based model where appropriate. More specifically:

Business-to-Government (B2G): Operating under contract, selling, or leasing its aircraft and individual technologies to governmental bodies for military application or humanitarian efforts. In the U.S., prospective target branches include the Department of Defense and the U.S. Agency for International Development.

Business-to-Business (B2B): Operating under contract, selling, or leasing its aircraft and individual technologies to Non-Governmental Organizations (NGOs) and corporations for humanitarian aid application or delivery of cargo. NGOs typically provide humanitarian assistance to foreign regions where accessibility is often limited, providing a high use case for WCA. Corporations also have a high use case for eVTOL technology, specifically in the supply chain and logistics industry.

Direct-to-Consumer (D2C): Selling its aircraft and individual technologies to individual consumers, providing that regulations permit private ownership of eVTOL technology. WCA will also offer a D2C subscription-based business model for retail customers.

History of the Business

The Company's Products and/or Services

The following products are still in the development phase and are currently not being distributed.

Product / Service	Description	Current Market
Sally Jean Experimental (SJX)	A vertical take-off and landing electric vehicle powered by a carbon-neutral, hydrogen-based fuel cell and accompanying technology, including an avionics package allowing for autonomous flight. It anticipates its hydrogen fuel cell will be a differentiating technology, which could offer greater energy density compared to traditional lithium-ion fuel cells.	Initially, we plan to operate SJX in underdeveloped nations, including Kenya and Papua New Guinea, throughout its beta testing phase. If regulations relax surrounding cargo and human transport in developed countries, Wind Craft Aviation expects to sell, lease, and contract the SJX and future iterations to potential customers within the Western Nations.

Synthetic Vision (Part of the Avionics Package)	Within the avionics package, we anticipate equipping the aircraft with a "synthetic vision", which synthetically generates terrain maps and simulates the terrain and horizon outside the aircraft. This feature would enable pilots to have obstacle avoidance and spatial orientation with zero visibility.	We plan to equip this product on the SJX and be used in associated markets. The company expects to also sell it as a stand-alone product to individual pilots.
Electric Ducted Fans (EDF) Propulsion	The company is developing EDF propulsion to be used in the SJX, which would offer take-off, hovering, cruising and landing capabilities for the aircraft.	Other fixed-wing electric aircrafts

Competition

The Company's primary competitors are Lillium, Joby Aviation, Zipline, Uber, Volocopter, and Jetoptera.

Competitive Advantages

Energy Density: We believe energy is a limiting factor in our competition's aircraft. By foregoing lithium-ion batteries for our own high energy-density, renewable, molecular energy power system, we believe we will be able to use organic compounds to create a system with more energy than our competition. Hydrogen-based fuel cells may provide greater energy density than gasoline, which could provide an opportunity to make a meaningful market impact within the aviation industry.

Advanced Architecture: Using simulation technology and advanced design capabilities, Wind Craft Aviation is developing an aircraft architecture with the goal to reduce drag and structural weight, designed to increase efficiency and decrease costs associated with flying.

Simplicity: WCA is focusing on simplicity throughout the development phase and is not focused on developing complex heliport infrastructure, which some of its competitors are developing. By focusing on a simplistic aircraft design and manufacturing scale, WCA is aiming to affordably price its product and technological sub-components. We believe by focusing on simplicity it could open up market opportunities that expensive operations may not be able to serve. For example, WCA is focusing on penetrating underdeveloped markets, which may provide high margins for low-cost operators.

Customer Base

Wind Craft Aviation anticipates its target customers will include governments, NGOs, private corporations, and the general public through sales of our aviation technology.

Intellectual Property

The Company has filed for three patents relating to the Sally Jean's aircraft design, its wing structure, and vertical take-off box wing structure. The Company expects to further research and develop its undisclosed intellectual property before finding an ideal solution. The company protects its trade secrets within its own operations.

Governmental/Regulatory Approval and Compliance

Under Federal Aviation regulations, the Sally Jean Experimental aircraft falls under the "Experimental Exhibition" category. Once the aircraft is built, the FAA has a marginal effect on foreign operations, since sovereign permission will be required to operate and perform services in foreign countries. The regulations surrounding air travel are complex and always changing, yet we anticipate the demand for our services will motivate governments to fairly and effectively oversee our operations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 730 Lincoln Lake Ave. SE, Bldg. 3, Lowell, Michigan 49331.

The Company conducts business in Michigan.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review **Exhibit B** carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$12,500
Research and Development	40.00%	$20,000	64.00%	$160,000
Future Wages	34.00%	$17,000	24.00%	$60,000
General Working Capital	5.00%	$2,500	1.00%	$2,500
IP/ Legal Fee	16.00%	$8,000	6.00%	$15,000
Total	**100.00%**	**$50,000**	**100.00%**	**$250,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

L. Allen Heneveld

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO and In-House Counsel - 9/3/2019 - Responsible for the legal, financial, and organizational aspects of Wind Craft Aviation.

Chairman of the Board - 6/1/2020

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Member and Attorney, LAH Law Plc, January 2016 – Present: Provides business law services to respective clients. Allen advises start-ups and growing businesses on entity formation, sales agreements, employment agreements, permits, licensing, and leases, among other specialties.

CEO and Founder, GPS Executives, April 2012 – Present: Advises small business owners through the challenges for their stage of growth.

Allen holds a BA in Accounting and Economics from Hope College, an MBA from Duke University, and a JD from George Washington University.

Name

Alexander Taylor

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder - 11/7/2017 - Aircraft designer and engineer

CEO - 9/3/2019 - Commercializing energy and aviation technology

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Commercial UAV Engineer - 3/10/2017 - At 16, Alex developed and built heavy-lift commercial UAVs for aerial cinematography and aerial mapping.

Aircraft and Product Designer - 11/7/2017 – Responsible for designing, manufacturing, and ultimately testing the aircraft using computer-aided design (CAD), surfacing, simulation, and conceptional design techniques.

Certified U.S. Student Pilot and Remote Pilot from the FAA

Name

Dr. John J. Rusek

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 6/1/2020 – Present

Consultant/CTO, 3/17/2019-6/1/2020 - Worked to develop solutions for Wind Craft Aviation's aeronautical and energy system needs.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Owner and Research Director, Swift Enterprises, January 2001 – Present: Focuses on rocket propulsion and power generation through urea peroxide decomposition via heterogeneous and homogeneous catalysis. His research could provide WCA with a carbon neutral fuel cell that has more energy density and ultimately more power than traditional lithium ion batteries used in eVTOL vehicles.

John holds a BS and MS in Chemical Engineering and a Doctorate of Philosophy in Chemical Engineering with a minor in Atomic Physics from Case Western Reserve University.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

L. Allen Heneveld

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO and In-House Counsel - 9/3/2019 - Responsible for the legal, financial, and organizational aspects of Wind Craft Aviation.

Chairman of the Board - 6/1/2020

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Member and Attorney, LAH Law Plc, January 2016 – Present: Provides business law and estate planning services to respective clients. Allen advises start-ups and growing businesses on entity formation, sales agreements, employment agreements, permits, licensing, and leases, among other specialties.

CEO and Founder, GPS Executives, April 2012 – Present: Advises small business owners through the challenges for their stage of growth.

Allen holds a BA in Accounting and Economics from Hope College, an MBA from Duke University, and a JD from George Washington University.

Name

Alexander Taylor

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder - 11/7/2017 - Aircraft designer and engineer

CEO - 9/3/2019 - Commercializing energy and aviation technology

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Commercial UAV Engineer - 3/10/2017 - At 16, Alex developed and built heavy-lift commercial UAVs for aerial cinematography and aerial mapping.

Aircraft and Product Designer - 11/7/2017 – Responsible for designing, manufacturing, and ultimately testing the aircraft using computer-aided design (CAD), surfacing, simulation, and conceptional design techniques.

Certified U.S. Student Pilot and Remote Pilot from the FAA

Name

Luke Wilson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Research and Development Engineer - 2/10/2020 - Conceptual design, solving impossible problems, building and testing proprietary systems.

CTO - 6/1/2020 - Hands-on technologist with a knack for systems engineering.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Technology Lead, Marceco Aviation, 4/2015- 8/2017 - Technology lead for aerial multi-spectral imaging project.

Avionics Instructor, 8/2017-5/2019 - Taught aviation maintenance and avionics

Mechanic Certification from the FAA

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in Michigan.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Gavin Vonk	Programmer/UI Developer	March 9, 2020	N/A
Levi Vande Kamp	Electrical Engineer	June 4, 2020	N/A
Luke Wilson	Chief Technological Officer	February 10, 2020.	N/A
Alex Taylor	CEO/Founder	July 1, 2020	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	10,000
Amount outstanding	4,975

Voting Rights	The common stock does have voting rights
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other	N/A

The Company has the following debt outstanding:

Type of security	Promissory Note
Amount outstanding	$8,000 principal amount
Interest rate	4.8%
Amortization Schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	Note holders are assigned voting rights at the conversion of their note as stated in the bylaws for the holder of common shares in the Company.
Maturity date	January 2021
Other material terms	N/A

Type of debt	Convertible Note
Amount outstanding	$52,960 principal amount
Interest rate	10%
Amortization Schedule	August-December 2022
Describe any collateral or security	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Maturity date	August-December 2022
Other material terms	The notes have an optional conversion provision at maturity of any accrued and unpaid principal and interest, in lieu of demanding payment, into an equity interest, determined by the value of the company at the time of conversion, subject to a valuation cap of $17,500,000.

Type of security	Convertible Note
Amount outstanding	$15,250 principal amount
Interest rate	10%
Amortization schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	N/A
Maturity date	June-July 2023
Other material terms	The convertible securities have an optional conversion provision, meaning the the unpaid Principal Amount and its accrued and unpaid interest may be convertible, in whole or in part, into shares of Company's Common Stock at the Conversion Price Per Share commencing upon the earliest of the following dates: **(i)** the Maturity Date, **(ii)** the Sale of the Company (as defined in *Section 7*), or **(iii)** immediately prior to the closing of any Company equity financing or issuance of debt

securities in a transaction or a series of related transactions resulting in aggregate proceeds of at least Five Million Dollars ($5,000,000.00).

The conversion price per share is determined from a 35% discount.

Type of debt	Promissory Notes
Amount outstanding	$7,500 principal amount
Interest rate	5%
Amortization schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	N/A
Maturity date	December 31, 2020
Other material terms	N/A

Type of debt	Accounts Payable
Names of creditors	Allen Heneveld
Amount outstanding	$45,441.10
Payment schedule	The Company entered into two agreements to pay for legal and business consulting from Allen Heneveld. For both agreements, the hourly rate is $300—One half is payable to Allen and one half is applied to the acquisition of WCA common stock. Payment for these services is deferred until sufficient funds are available without jeopardizing future short-term operations.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	The company does not intend to use the proceeds from this raise to pay the indebtedness of this payable.

What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption	Securities Offered	Amount Sold	Use of Proceeds
2019	4(a)(2)	Promissory Note	$8,000	General business purposes
2019	4(a)(2)	Convertible Note	$52,960	General business purposes
2020	4(a)(2)	Convertible Note	$15,250	General business purposes

Ownership

The majority of the Company is owned by the founder, Alex Taylor.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Alexander Taylor	90.89%

FINANCIAL INFORMATION

The Offering is being conducted on an expedited basis due to circumstances relating to COVID19 and pursuant to the SEC's temporary regulatory COVID-19 relief.

The financial information that has been omitted is not otherwise available and will be provided by an amendment to the offering materials.

Investors should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision.

No investment commitments will be accepted until after such financial information has been provided.

Operations

Wind Craft Aviation is a pre-revenue company whose primary expenses include research and development costs. The company does not anticipate generating revenue until late 2021 at the earliest.

The company aims to stay lean and "execute on the experimental" to manufacture a fully operational example with minimal overhead. If it can bring together all of its technologies into

one operational unit, the Company believes it can demonstrate the potential of an electric aircraft. The company prioritizes organic growth and non-dilutive funding.

Liquidity and Capital Resources

This offering will have a large impact on the Company's business. In a lean and cash efficient way, the Company aims to convert research into an impactful product, actualizing something with potential. Most of the proceeds will be spent manufacturing parts, assembling the aircraft, and exhibitions to demonstrate the performance of our technology.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 250,000 of Crowd Note for up to $250,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 7, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until

the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company agrees to return all funds to investors in the event a Form C/A-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

The material terms of the Security are as follows:

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
$15,000,000 ($15 million)

Discount
25.0%

Interest Rate
10.0%

Conversion of the Crowd Notes.

Upon the occurrence of a Qualified Equity Financing, the Crowd Notes will convert into Conversion Shares pursuant to the following:

    a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"Qualified Equity Financing" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"Conversion Shares" shall mean with respect to a conversion of the Crowd Notes, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"Shadow Series" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. **Shadow Series** shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. **Shadow Series** shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"Conversion Price" with respect to a conversion pursuant to a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"Irrevocable Proxy" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"Major Investor" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.00.

"Outstanding Principal" shall mean the total of the Purchase Price.

Corporate Transaction

In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

          i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

          ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"Corporate Transaction" shall mean:

    a. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    b. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

    c. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    d. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"Corporate Transaction Payment" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Note.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE

INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

The Company has conducted the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	Allen Heneveld
Relationship to the Company	CFO & Counsel
Total amount of money involved	$45,441.10
Benefits or compensation received by related person	Payment for services
Benefits or compensation received by Company	Legal and consulting services
Description of the transaction	The Company entered into two agreements to pay for legal and business consulting from Allen Heneveld. For both agreements, the hourly rate is $300—One half is payable to Allen and one half is applied to the acquisition of WCA common stock. Payment for these services is deferred until sufficient funds are available without jeopardizing future short-term operations. The company does not intend to use the proceeds from this raise to pay the indebtedness of this payable.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alexander J. Taylor
(Signature)

Alexander J. Taylor
(Name)

Founder/CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Alexander Taylor
(Signature)

Alexander Taylor
(Name)

Founder/CEO
(Title)

December 7, 2020
(Date)

I, Alex Taylor, being the founder of Leaping Harts, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the tax return information of the Company included in this Form reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended December 31, 2019

/s/Alex Taylor
(Signature)

Alex Taylor
(Name)

Founder and CEO
(Title)

12/7/2020

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Script
Exhibit G   Webinar Transcript
Exhibit H   Webinar Transcript II

EXHIBIT A
Financial Statements

WINDCRAFT AVIATION LLC/INC
BALANCE SHEET
FY 2018 & 2019 (unaudited)

	2019	2018
Assets		
Current Assets		
Savings	1,626.07	5.00
Other Current Assets	642.98	-
Total Current Assets	2,269.05	5.00
Fixed Assets		
R&D Equipment	699.99	-
Production Equipment	798.00	-
Leadhold Improvements	8,439.34	-
Office Equipment	1,192.45	
Accumulated Depreciation	(809.78)	-
Total Fixed Assets	10,320.00	
Total Assets	12,589.05	5.00
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	14,034.35	-
Total Current Liabilities	14,034.35	
Long Term Liabilities		
Non-Convertible Notes	8,000.00	-
Convertible Notes	54,423.90	-
Total Long Term Liabilities	62,423.90	-
Total Liabilities	76,458.25	-
Equity		
Opening Balance Sheet	5.00	-
Paid in Capital	416.37	421.37
Retained Earnings	583.63	-
Member Draw	(5,940.11)	(1,000.00)
Net Income	(58,934.09)	583.63
Total Equity	(63,869.20)	5.00
Total Liabilities and Equity	12,589.05	5.00

WINDCRAFT AVIATION LLC/INC
PROFIT & LOSS STATEMENT
FY 2018 & 2019 (unaudited)

	2019	2018
Income		
Part Sales	275.85	-
Grants	-	1,000.00
Total Income	275.85	1,000.00
Cost of Goods Sold	11,344.64	-
Gross Profit	(11,068.79)	1,000.00
Expenses		
Research & Development	4,677.97	113.50
Sales & Marketing	1,779.02	107.03
Office Expense	3,681.13	195.84
Team Development	712.41	-
Professional Fees	34,553.28	-
Admin-Other	97.20	-
Total Expense	45,501.01	416.37
Net Ordinary income	(56,569.80)	583.63
Other Income/Expenses		
Interest Income	9.61	-
Interest Expenses	2,373.90	-
Net Other Income/Expenses	(2,364.29)	-
Net Income	**(58,934.09)**	**583.63**

WINDCRAFT AVIATION LLC/INC
STATEMENT OF CASH FLOWS
FY 2018 & 2019 (unaudited)

	2019	2018
Operating Activities		
Net Income	(58,934.09)	583.63
Adjustments to Reconcile Net Income		
to Net Cash Provided by Operations		
Due from Officers	(642.98)	-
Accounts Payable	14,034.35	-
Payroll Payable	-	-
Payroll Taxes Payable--FUTA Payable	-	-
Payroll Taxes Payable--SUTA Payable	-	-
Payroll Tax Month-End Accrual	-	-
Nonconvertible Notes	-	-
Net Cash Provided by Operating Activities	(45,542.72)	583.63
Investing Activities		
R&D Equipment	(699.99)	-
Production Equipment	(798.00)	-
Leasehold Improvements	(8,439.34)	-
Office Equipment	(1,192.45)	-
Accumulated Depreciation	809.78	-
Net Cash provided by Investing Activities	(10,320.00)	-
Financing Activities		
Nonconvertible Notes	8,160.00	-
Convertible Notes	54,263.90	-
Opening Balance Equity	5.00	-
Paid in Capital	421.37	421.37
Member Draw	(5,940.11)	(1,000.00)
Net Cash Provided by Financing Activities	56,910.16	(578.63)
Net Cash Increase for Period	1,047.44	5.00
Cash at End of Period	1,052.44	5.00

WINDCRAFT AVIATION
ANNUAL STATEMENT OF SHAREHOLDERS' EQUITY (unaudited)
Year Ending December 31, 2018 & 2019

	Common Stock	Additional Paid in Capital	Retained Earnings	Totals
Balance at January 1, 2018	-	-	-	-
Issuance of Common Stock	-	421.37	-	421.37
Member Withdrawal			(1,000.00)	(1,000.00)
Net Income			583.63	583.63
Balance at December 31, 2019	-	421.37	(416.37)	5.00

	Common Stock	Additional Paid in Capital	Retained Earnings	Totals
Balance at January 1, 2019	-	421.37	583.63	1,005.00
Issuance of Common Stock	-	-	-	-
Member Withdrawal			(5,940.11)	(5,940.11)
Net Income			(58,934.09)	(58,934.09)
Balance at December 31, 2019	-	421.37	(64,290.57)	(63,869.20)

See accompanying notes to financial statements

WIND CRAFT AVIATION INC.
NOTES TO FINANCIAL STATEMENTS
As of August 31, 2020
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Wind Craft Aviation Inc. (which may be referred to as the "Company," "we," "us," or "our") is an Electrical Take Off and Landing aircraft ("eVTOL) development company with intentions to market and sell its developed eVTOLs.

Since Inception, the Company has relied on advances from founders, credit issued by vendors for their services, services provided for common stock and raising capital to fund its operations. As of June 30, 2020, the Company had limited working capital and will be dependent upon future government or other grants and issuance of securities to investors, vendors and employees before it will consummate its first sale of an eVOTL. This raises substantial concern about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign offering issuance of its convertible notes (see Note 7), government and other grants, and capital contributions from other investors. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company was originally created as a Michigan limited liability company on December 4, 2017. It converted to a Delaware corporation effective September 3, 2019. The Company is headquartered in Lowell, Michigan. The Company did not begin operations until 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, competition, theft of intellectual property rights or changes in consumer desires. These adverse conditions could affect the Company's financial condition and the results of its operations. As of August 31, 2020, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of June 30, 2020, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost (if the aggregate costs for acquiring and placing the asset in service is greater than $500). Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is calculated using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of June 30, 2020.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. ,Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through June 30, 2020 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of June 30, 2020, the Company had not begun recognizing sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, the Company expenses organizational costs, including accounting fees, legal fee, and costs of incorporation.

Research and Development Costs

In accordance with FASB ASC 730, the Company expense research and development costs.

Concentration of Credit Risk

The Company maintains its cash with a local financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures. The Company is currently leasing its facility. It has a year to year lease agreement with the City of Lowell. The lease amount is $1,000 per month.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a C Corporation. Since the Company had no operations prior to 2018. The Company's tax return for 2018 was filed as part of the founder's personal tax return (as a single member LLC Schedule C item). The Company filed an extension for its 2019 tax return, which must be filed by October 15, 2020. The Company has not yet filed any Federal or state tax returns.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDERS' EQUITY

During the period from January 1, 2018 through June, 2020, the Company sold or issued 5,000 shares of common stock. All but 153 shares are subject to a Restricted Stock Agreement. These shares will fully vest over 48 months and the unvested shares are subject to a Company repurchase option.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, the issuance of additional convertible notes (see Note 7) and government and other grants. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 - SUBSEQUENT EVENTS

Issuance of Convertible Notes

In July 2020, the Company issued $10,000 of 10% convertible notes (the "Notes") due July, 2023. The Notes are unsecured. The Notes are due with accrued interest if the Notes do not covert prior to the maturity date.

The Notes are convertible into common stock. The conversion price per share is based upon 65% of the Company's valuation divided by the number of outstanding common stock shares. The convertible notes are recorded as a liability until conversion occurs.

Issuance of Common Stock

During July 2020, the Company issued 50 shares to an employee as an incentive to join the team and 250 shares to a key outside counsel and consultant pursuant to a Legal and Consulting Agreement for prior services rendered. These shares are subject to a Restricted Stock Agreement. The shares will fully vest over 48 months and the unvested shares are subject to a Company repurchase option.

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to 107,000 SAFEs for up to $1,070,000. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by November 3, 2020 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through MicroVentures Inc. It will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through August 28, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B
Company Summary





Company: Wind Craft Aviation

Market: eVTOL Aircraft

Product: Sustainably-powered eVTOL Aircraft

Company Highlights

- Developing a zero-carbon emission aircraft powered by a hydrogen fuel cell, which can offer greater efficiency than traditional lithium-ion batteries[i]
- Named as one of the top 50 early-stage companies in Michigan by Renaissance Venture Capital[ii]
- Flying its scale prototype of its eVTOL aircraft, the Sally Jean, in preparation for beta testing in foreign markets in 2021
- Awarded two STTRs totaling $300,000 by the AFWERX, an innovation project led by the U.S. Airforce, to further develop its aircraft

EXECUTIVE SNAPSHOT

Wind Craft Aviation (WCA) aims to disrupt the aviation industry by developing advanced aviation technology, including an Electric Vehicle Take-Off and Landing (eVTOL) aircraft and its technological sub-components, which will consist of an avionics package and a hydrogen fuel cell. The company expects to provide its aircraft and technological sub-components to various customers on a contracted service or for purchase basis. Through partnership agreements, its own research and development efforts, and other support in the form of grants and in-kind donations, Wind Craft Aviation is attempting to build an affordable and efficient aircraft that can compete with incumbent competitors offering similar solutions to cargo and human transport.

Led by the U.S.'s youngest Part 107 commercial drone pilot in 2017,[iii] WCA is developing its first eVTOL prototype, dubbed the Sally Jean Experimental (SJX). The team is engineering SJX for an anticipated range of 300 nautical miles, 500-pound payload, and cruising speed of 185 mph, which would allow it to reach some of the most remote places in the world. Through multiple development partners including Swift Enterprises, a chemical engineering company helping to construct the Sally Jean's fuel cell, and Composite Builders, a manufacturer and designer for composite infrastructure, the SJX will be equipped with an ergonomic frame and a hydrogen fuel cell. With further product development support from PlanetM, Autodesk, and AFWERX, WCA is further developing and simulating the SJX's performance to prepare for its first test launch this year.

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are inclusive of lower dollar amount perks, except where otherwise noted.

- $500 – A $500 investment entitles an investor to an investor t-shirt.



- $1,000 –An investment of $1,000 entitles an investor to receive a "ticket" to tour WCA's facilities, the ability to use an SJX flight simulator, a meet & greet with the team and access to other festivities at the first SJX flight demonstration.
- $5,000 – An investment of $5,000 entitles an investor to have an opportunity to ride the SJX.
- $10,000 – An investment of $10,000 entitles an investor to receive a production slot to purchase an SJX kit-built.

COMPANY SUMMARY

Opportunity

The aviation industry provides vital economic activity to markets throughout the world, supporting $247 billion in economic output and over 1.2 million workers in the U.S. alone.[iv] According to the U.S. Department of Transportation, in 2019, airlines flew over 811 million passengers in the U.S. and over 25.4 billion pounds of freight.[v] In order to transport hundreds of millions of people and billions of pounds of cargo, airlines spent over $36 billion on over 18 billion gallons of jet fuel in 2019.[vi] While fuel costs represented ~23.7% of airline operating costs in 2019,[vii] the environmentally harmful biproduct of the commodity is one of the industry's greatest challenges.[viii] According to the Boston Consulting Group, the industry isn't likely to make meaningful sustainability progress until it addresses its reliance on jet fuel, regardless of if aircrafts are becoming more fuel-efficient.[ix] Traditional aviation industry costs and lack of sustainability progress presents an opportunity for new aerial technology, including Electrical Vehicle Take-Off and Landing (eVTOL) aircrafts.

Wind Craft Aviation (WCA) is developing an eVTOL aircraft that is designed for zero carbon emissions and be equipped with advanced technology at an affordable cost. Dubbed the Sally Jean Experimental (SJX), the aircraft is being designed to transport people and cargo throughout the world, including some of the most remote places that may lack accessibility to basic necessities. SJX will be equipped with purpose-built technology, including an avionics package that to synthetically create terrain maps and a zero carbon-emitting hydrogen fuel cell. In the near-term, the company expects to begin beta testing SJX in targeted international markets, including Kenya and Papua New Guinea, where it believes the barrier to entry is lower and the market opportunity may be higher compared to more developed world regions. The company believes operations overseas will better position WCA in the adoption of more efficient and widespread use of eVTOLs in the domestic airspace. The Federal Aviation Administration (FAA) is currently taking a case-by-case basis permitting eVTOL use in the U.S. airspace.[x] Once eVTOL vehicles are commonplace, or if regulations relax in the coming years, Wind Craft Aviation intends to seek FAA clearance and sell, lease, and contract its aircraft and sub-components to domestic customers.

Product

The SJX is part of an emerging subclass within the aviation industry called Electrical Vertical Take-Off and Landing (eVTOL). eVTOL aircraft developers intend to disrupt the aviation industry as their designs facilitate three-dimensional movement and autonomous flight compared to traditional fixed wing aircrafts. Unlike lithium-ion powered eVTOL aircrafts, the SJX uses hydrogen as an energy source, which has ten times the energy to weight ratio of Li-ion, providing for greater range.[xi] SJX will also be equipped with other technology, including a tailor-made propulsion system specifically designed for this prototype and an enhanced avionics system to synthetically create terrain maps. The SJX is expected to have an estimated cruising speed of 185 mph, up to a 500-pound payload, and a range of 300 nautical miles.





Energy

Compared to the other high-quality rechargeable battery technologies (nickel-cadmium or nickel-metal-hydride), Li-ion batteries have a number of advantages. They have one of the highest energy densities of any battery technology today (100-265 Wh/kg or 250-670 Wh/L). Despite the high energy density of Li-ion compared to other kinds of batteries, they are still around a hundred times less energy dense than gasoline (which contains 12,700 Wh/kg by mass or 8,760 Wh/L by volume).[xii] The relatively low energy density of lithium-ion batteries produces a diminishing marginal return of energy output,[xiii] since the addition of battery packs to produce a given output further increases the weight of the vehicle they're attached to.[xiv] This is one reason why lithium-ion batteries may be better suited to power small vehicles rather than large ones.[xv]

Hydrogen-based fuel cells present a potential solution to energy density and efficiency problems in the aviation market, since hydrogen has substantially more energy density (120 MJ/kg) compared to lithium-ion batteries and nearly three times more density compared to gasoline (45.8 MJ/kg).[xvi] WCA has partnered with Swift Enterprises, which is a chemical engineering company researching the portable applications of hydrogen-based fuel cells, to equip the SJX with a zero-carbon emission fuel cell powered by hydrogen.

Avionics

SJX is expected to be equipped with an enhanced avionics and flight control system to facilitate enhanced data storage and data collection capabilities. The avionics system will be integrated with "advanced synthetic vision," which is designed to synthetically generate terrain maps that simulate the terrain and horizon outside of the aircraft. While synthetic vision already exists, the company's development of its advanced synthetic vision is anticipated to allow for complete autonomous flight and improved safety with the integration of machine learning and other improved software add-ons. The company expects its further market its synthetic vision as a standalone product to individual pilots and airline operators.

Other Anticipated Technology Specs

- **Safety:** Designed to include a triple redundant propulsion, meaning any three motors can fail without loss of control and land safely. SJX is also being designed with a ballistic recovery parachute (BRS).



- **Autonomy:** Integrated autopilot that would allow it to take off, cruise, transition, and land while avoiding traffic without human intervention.
- **Versatility:** Take off and lands vertically, offering greater use cases in remote regions.



Intellectual Property

The Company has filed for three patents relating to the Sally Jean's aircraft design, its wing structure, and vertical take-off box wing structure. The Company expects to further research and develop its undisclosed intellectual property.

Use of Proceeds

In order to meet its product development goals, Wind Craft Aviation intends to allocate a majority of the proceeds from this raise to hire new staff and on research and development initiatives. If the minimum raise amount is met ($50,000), WCA anticipates allocating 40% to research and development, 5% to operations, 34% to staffing needs, 16% to intellectual property ("IP") and legal fees, and 5% to cover the intermediary fees associated with this raise. If the maximum raise amount is met ($250,000), WCA anticipates allocating 64% to research and development, 1% to operations, 24% to staffing needs, 6% to IP and legal fees, and 5% to cover the intermediary fees associated with this raise. The company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.





- Intermediary Fees: $2,500
- Research and Development: $20,000
- Operations: $5,000
- Staff: $17,000
- IP/Legal Fees: $8,000

- Intermediary Fees: $12,500
- Research and Development: $160,000
- Operations: $2,500
- Staff: $60,000
- IP/Legal Fees: $15,000

The following list details the specific uses from this raise:

- *Intermediary Fees:* Associated costs from this raise
- *Research and Development:* Procurement of test hardware, composite airframes, avionics hardware, turbine generators, and fuel cells to test multiple iterations of the aircraft in multiple configurations.
- *Operations:* General operating fixed costs such as salaried employees, rent, utilities, and productivity software.
- *Staffing:* Hiring additional engineering interns, mechanics, programmers, and electrical engineers to meet product development goals.
- *IP / Legal Fees:* Payment for anticipated patent applications, accounting, and legal fees.

Product Roadmap

WCA is currently in developing its prototype SJX model and expects to conduct its first flight test this year. While the company is developing its pre-production model, SJX aims to perform at the High Sierra Fly-in, the world's largest backcountry Short Take-Off and Landing (STOL) airshow, at the end of 2020. Beginning in 2021, the company anticipates beginning limited production of the aircraft to prepare for beta testing in emerging markets, including Kenya, Papua New Guinea, Philippines, and Ecuador. Nearing the end of 2021, WCA plans to sell pre-production orders, consisting of kit-builts, which wouldn't require a commercial drone pilot license to operate the aircraft as long as the customer has a general pilot license.[xvii]

From 2022-2024, the company plans to further expand internationally, develop a second model with improved technology specs, and, provided the FAA permits, sell its aircraft and accompanying technology to U.S. customers



for commercial use. The following graph details the numerous production, market, and expansion milestones the company aims to achieve over the next four years:

Remainder of Page Intentionally Left Blank



Business Model

Initially, WCA anticipates generating revenue by operating its aircraft under contract for aerial logistic firms and selling its aircraft and individual technologies, including its fuel cell, to independent users. The company also expects to lease its aircraft and individual technologies under a subscription-based model where appropriate.

WCA is currently pre-revenue, however the company expects to generate revenue through the following streams:

Business-to-Government (B2G): Operating under contract, selling, or leasing its aircraft and individual technologies to governmental bodies for military application or humanitarian efforts. In the U.S., prospective target branches include the Department of Defense and the U.S. Agency for International Development.

Business-to-Business (B2B): Operating under contract, selling, or leasing its aircraft and individual technologies to Non-Governmental Organizations (NGOs) and corporations for humanitarian aid application or delivery of cargo. NGOs typically provide humanitarian assistance to foreign regions where accessibility is often limited, providing a high use case opportunity. WCA believes that corporations also have a high use case for eVTOL technology, specifically in the supply chain and logistics industry.



Direct-to-Consumer (D2C): Selling its aircraft and individual technologies to individual consumers, providing that regulations permit private ownership of eVTOL technology. WCA will also offer a D2C subscription-based business model for retail customers.

Partnerships

Wind Craft Aviation (WCA) is currently in the development phase of its aircraft carrier and relies on partnerships with production and commercial organizations to effectively build, test, and ultimately scale its aircraft to become commercially viable.

WCA's production partners include:

- **Composite Builders:** A designer and manufacturer of tailored, composite infrastructure for the USA Paralympic Nordic Skiing Team and Paradigm Hyperloop.[xviii]
- **Swift Enterprises:** A Chemical engineering Lab in Lafayette, Indiana, which is developing fuel cells powered by hydrogen. Dr. John Rusek, co-owner and research director of Swift Enterprises, sits on WCA's board of directors.

Other Support

Autodesk, a provider of software products for numerous industries including architecture, engineering and manufacturing, donated two licenses to WCA for the three-year period ending October 2022. One license is for the Autodesk Computational Fluid Dynamics (CFD) Ultimate product. The CFD Ultimate license is intended to provide cost-savings and enhanced aircraft performance, since it aims to predict the SJX's performance, aid in the creation of an optimal design, and validate the aircraft's behavior before manufacturing. The second license is for the Autodesk Product Design and Manufacturing Collection, which may streamline product design and production system layouts by automating routine tasks, modeling product designs, and simulating product performance.

WCA received a $95,000 grant from PlanetM to further develop the SJX and use its resources throughout the state to test the aircraft. Under the agreement, PlanetM, in association with the Michigan Unmanned Aerial Systems (UAS) Consortium, will award WCA with appropriate funds in three phases, contingent on reaching certain milestones. WCA is currently in Phase 2 and is integrating the SJX with an avionics system and sensory equipment to prepare for Phase 3, which consists of flight testing, data gathering, and data analysis. The company expects to begin Phase 3 at the end of July 2020.

Wind Craft was awarded two Small Business Technology Transfer (STTR) awards by AFWERX totaling $300,000 to further develop the Sally Jean and work towards commercialization of a full-scale eVTOL prototype. AFWERX is the innovation arm of the U.S. Airforce and is funding various private enterprises who are developing disruptive technology for commercial and military applications. Wind Craft was funded under the Agility Prime program, which enables the company to access test infrastructure, certification, network of relationships, and early operational use cases, specifically within emerging markets.[xix]





Revenue

Wind Craft Aviation is still developing its primary product, the Sally Jean, and has not recorded revenue from sales, leasing contracts, or operating contracts. After further development and testing, WCA plans to sell and lease the Sally Jean to early adopters in international markets beginning in the second half of 2021. So far, a majority of Wind Craft Aviation's income has come from grants issued by Planet M to develop the Sally Jean. In the first half of 2020, WCA recorded grant income of $43,428 and $38,100 in January and March, respectively. Since WCA began developing the Sally Jean in 2019, the company had limited financial performance in 2018. WCA generated $1,000 in grant revenue for the year.

Expenses

In 2018, total expenses were just over $400. In 2019, Wind Craft Aviation incurred $45,501 in expenses, primarily from professional fees ($34,553) for legal and business consulting. In the first half of 2020, WCA shifted its focus towards research and development. Research and development expenses totaled $88,040 for H1 2020, or about 70% of its total expenditures over this time period. Total expenditures were $125,679 in 2020 (through June 30.)



Net Income



WCA reported a net gain of $583 in 2018, primarily from grant income. In 2019, WCA recorded a net loss for the year. The dip in net income in Q3 2019 resulted from over $27,000 in professional fees. In 2020, grant income from Planet M offset total expenses for Q1 2020, which resulted in positive net income of $6,429 for the quarter. WCA had an average monthly cash burn of $7,255 over the first half of 2020.



Net Income (Q1 2019 - Q2 2020)

INDUSTRY AND MARKET ANALYSIS

Aviation Industry

The aviation industry supports vital economic activity including passenger transport and shipment of cargo throughout the world. In 2019, this industry supported $247 billion in total economic output and over 1.2 million total jobs in the U.S alone.[xx] The industry's fleet includes over 440,000 aircraft flying worldwide and is largely concentrated in the U.S, where over 48% of the world's aircrafts reside.[xxi] In 2019 in the U.S., airlines flew over 811 million passengers,[xxii] including repeat fliers, and over 25.4 billion pounds of freight.[xxiii]



Passengers in millions



Source:
Bureau of Transportation Statistics, T-100 Market (All Carriers)

Although this mode of transport offers quick movement of people and cargo, the industry has been experiencing rising costs and sustainability concerns from the general public and governments worldwide. For example, airlines are facing tightening margins due to volatility of fuel prices and their overall burden on the bottom line. In 2019, all domestic and international airlines transporting people and cargo used ~18.27 billion gallons of fuel, which equates to roughly $36.46 billion spent on the commodity.[xxiv] In 2018, fuel costs accounted for roughly 23.5% of total airline operating costs[xxv] and rose to 23.7% in 2019.[xxvi] Operating profit margins have also tightened from 5.7% in 2018 to 5.1% in 2019.[xxvii] Even though fuel costs are roughly a quarter of total airline operating expenditures, the commodity's volatility presents uncertain risk for airlines and even aircraft manufacturers. For manufacturers, largely dominated by the duopoly of Airbus and Boeing, oil price swings that could benefit airline operators negatively affect profitability. For example, it's expected that in 2020, Airbus and Boeing will net approximately 1,000 canceled orders for their respective Airbus A320neo and Boeing 737 Max aircraft models, which both promise greater fuel efficiency, partly due to falling oil prices. [xxviii]

Oil's environmentally harmful byproducts are another concern facing this industry, as regulators, customers, travel intermediaries, and investors are looking for alternative solutions to reduce the negative impact of aircraft carbon dioxide emissions on the environment and the overall reliance on the commodity.[xxix] This has spurred manufacturers, including Boeing and Airbus, to develop aircrafts that are more fuel efficient. Boeing's Max 737, its newest aircraft model, reduces carbon emissions and fuel use by 14%, compared to its previous model.[xxx] However, greater fuel efficiency does not insulate the industry from its reliance on fuel. According to the Boston Consulting Group, the airline industry is unlikely to make meaningful progress towards sustainability until it addresses its fuel consumption, which is the industry's greatest impact on the environment regardless if aircrafts are becoming more fuel efficient.[xxxi]

eVTOL Aircraft Market

The eVTOL aircraft market aims to disrupt the traditional aviation industry through innovative technology, including fully autonomous flight and fuel cells that use electric power, biofuel, or a hybrid thereof to power the aircraft. Because these aircrafts are designed to be more versatile than traditional airplanes, transport of passengers in remote or urban locations as well as delivery of cargo to specific destinations may be possible. Also,



it's estimated that eVTOL aircrafts could reduce operational costs by as much as 30 to 40 percent without having pilots on payroll.[xxxii]

The eVTOL market is still in its development phase, as its technology has yet to be approved for commercial use. Contingent on technological development and regulatory approval, Morgan Stanley predicts that the eVTOL aircraft market's total addressable market (TAM) could reach $1.5 trillion by 2040. Cargo transport is expected to be the first use case, since there are fewer regulatory hurdles and lower technology requirements (mainly load and size requirements) compared to the passenger travel segment. However, the ultimate goal is passenger transport.[xxxiii]



The Urban Air Mobility (UAM) market focuses on transporting people within or to and from cities. According to research by Morgan Stanley, technology is not projected to be a limitation for this industry, but rather regulatory and societal concerns surrounding urban air mobility, mainly issues about safety, will be at the forefront of regulators' list.[xxxiv] For example, the U.S.'s Federal Aviation Administration (FAA) is taking a "case by case basis" in allowing testing and eventual use for UAM vehicles. The European Aviation Safety Administration (EASA) is taking a more standard approach to unlocking the UAM market, which demonstrates that opportunities abroad for eVTOL technology may be more feasible in the near term. Nonetheless, optimism for UAM is high as its technology has evolved quickly, and one industry expert believes the FAA will certify an eVTOL aircraft for UAM use by 2024.[xxxv]

eVTOL technology is also expected to disrupt the supply chain and logistics industry with the development of Cargo Air Vehicles (CAVs). The drone package delivery market, which uses CAVs, is projected to grow from $2.1 billion in 2023 to $27.4 billion in 2030, representing a compounded annual growth rate (CAGR) of 45%.[xxxvi] This market's growth can be attributed to less regulatory and technology requirements. For example, propulsion systems on CAVs will require less technological development due to decrease payload and overall size requirements. Regulatory approval is already rolling out, as the FAA has approved Alphabet's (NASDAQ: GOOG)



start-up, Wing, to make commercial deliveries via drones. Due to FAA approval, Wing can make deliveries when the drone is out of the operator's line of sight in select delivery zones in Christiansburg, Virginia.[xxxvii]

Drones, which are largely defined as unmanned aerial vehicles (UAVs), can solve issues such as lack of access to care and the high cost of receiving care in remote locations throughout the world. According to research conducted at Texas A&M University, drones and VTOL aircrafts can deliver important medical goods to people facing chronic illnesses in remote U.S. locations, which would reduce the need to travel long distances for care and provide cost savings to patients.[xxxviii] Beyond the U.S., people facing chronic illnesses in remote locations in developing markets may not even have the option to travel due to a lack transportation. In 2019, Pipistrel, a manufacturer of eVTOL drones, announced it will shift its operational focus from UAM to develop a CAV, since low cost cargo transport of humanitarian aid boxes in remote environments provides near term business opportunities.[xxxix]

Wind Craft Aviation competes in the broader aviation market. Highlights from venture financings in aviation companies from 2009-2019 include:[xl]

- From 2009 to 2019, there has been over $5.5 billion invested in aviation companies across 608 deals
- Capital invested peaked in 2018, reaching nearly $1.6 billion, a 32% year-over-year increase
- Capital invested surpassed $1 billion for the first time in 2017, when investment reached $1.2 billion, a 411% increase from 2016
- Deal count reached its 10 year high in 2017 at 93 total deals



COMPETITORS

Uber (NYSE: UBER): Uber is a multinational ride-hailing company, which offers services including peer-to-peer ridesharing, food delivery, and a micro-mobility system with its fleet of electric bikes and scooters. Uber is expanding its capabilities to include flight options for passengers as it currently offers trips from Manhattan, New York to JFK International Airport in the Uber Copter. The company is further expanding flight-sharing services through the development of a UAM network called Uber Air. The service is expected to be operational in 2023 in



select cities including Los Angeles, Dallas and Melbourne. Uber also plans to use the Elevated Cloud Service to power autonomous drones as couriers for its food delivery business segment.[xli] In Q1 2020, Uber reported a net loss of ~$2.9 billion, down from a net loss of ~$1 billion in Q1 2019.[xlii]

Lilium: Founded in 2015, German-based Lilium is developing an eVTOL UAM vehicle mounted with 36 engines and a range of ~186 miles (300 km).[xliii] With a range of ~186 mph (300 km/h), the Lilium Jet can transport up to four passengers, not including the pilot. The company is also developing a mobile application to enable passengers to book flights to and from a network of landing pads within selected regions. In February 2020, the company reported it only has one jet left after one of its two jets caught fire and was damaged beyond repair.[xliv] To date, Lilium has raised over $375 million and recently received $35 million from Baillie Gifford, valuing the company at over $1 billion.[xlv]

Joby Aviation: Founded in 2009, Santa Cruz-based Joby Aviation is developing an eVTOL UAM vehicle that can fly over 150 miles at 200 mph. Its S4 model, recently unveiled in January 2020, has six tilting propellers and can seat four passengers and one pilot. In January 2020, Joby announced a partnership with Toyota (NYSE: TM), which will allow the company to receive guidance relating to manufacturing, quality and cost controls, and production of its aircraft. Toyota also is one of its largest investors, having led and invested $394 million in Joby's Series C round.[xlvi] After the conclusion of its $590 million Series C round valuing the company at over $1 billion, the company's total capital raised to date is $720 million.[xlvii]

Volocopter: Founded in 2011, German-based Volocopter aspires to bring UAM to life through its complete ecosystem of electric aircrafts, take-off and landing infrastructure, and integrated air traffic management systems. The company has built a UAM prototype, called the Volocity, which has a maximum payload of ~440 pounds (200 kg), a range of ~21 miles (35 km), and max airspeed of ~68 mph (110 km/h).[xlviii] The company also has an eVTOL drone, named the Volodrone, which can provide heavy-lifting for various industries and applications. This Volodrone has a maximum payload of ~440 pounds (200 kg) and a range of ~25 miles (40 km).[xlix] In February 2020, the company announced its Series C round has grown to €87 million ($94 million) due to new lead investor DB Schenker, a German-based global logistics company. The company expects to use this funding to certify the Volocity aircraft and further develop the Volodrone.[l]

Zipline: Founded in 2014, Zipline provides on-demand delivery services to the health care sector through its autonomous and electric drones, which have a cruising speed of up to 60 mph (100 km/h). With a payload of ~3.85 pounds (1.75 kg), the Zipline drones can only deliver small packages including blood and low-weight medical supplies. For larger orders, multiple drones are sent to the target location. The drones have a service radius of ~50 miles (80 km) and take off at Zipline's fulfillment centers, which also act as medical warehouses for supplies to meet on-demand delivery needs of its customers.[li] In May 2019, Zipline secured $120 million, largely from Baillie Gifford and The Rise Fund, at a valuation of ~$1.2 billion, which brings their total capital raised to date to $225 million.[lii]

Jetoptera: Seattle-based Jetoptera designs propulsion systems, unmanned autonomous vehicles, and flying cars for military and commercial markets. Its technology can also be used for emergency situations, search and rescue missions, and humanitarian supply efforts. The company's portfolio of its fluid propulsion systems (FPS) provide pounds of force ranging from 200 lb/f to 3,000 lb/f. Currently, the company's smallest aircraft is its J-55, which is 55 pounds and has a maximum flight time of 30 minutes at 87 knots. The company expects to produce future VTOL, short take-off and landing (STOL), and conventional take-off and landing (CTOL) iterations equipped with its



FPS that can reach a maximum payload of 2,500, 7,500, and 10,000 pounds, respectively. Jetoptera's most recent funding round raised over $240,000 in a crowdfunding campaign through MicroVentures.[liii]

EXECUTIVE TEAM



Alex Taylor, CEO and Founder: Alex founded Wind Craft Aviation in 2017 and currently serves as the company's CEO. His passion for disruptive technologies and aviation began at age 12, when he built his first unmanned aerial system (UAV). At age 14, he founded a company to develop and manufacture commercial UAVs. At age 16, a year before he founded Wind Craft Aviation, he became the youngest Part 107 Commercial drone pilot in the U.S.[liv] Alex uses his experience and passion for aerial systems and disruptive technology to engineer sustainable solutions for the aerospace market. Alex has his Commercial UAS Pilot License from the FAA and is FOD Certified from the NCATT.



Allen Henviveld, CFO and Legal Counsel: Allen has more than 25 years of experience across various industries including manufacturing, management consulting, mortgage banking, and legal consulting. He also brings executive experience as he's served as CEO, COO, and CFO for a number of organizations. Allen currently is a managing member at his own law firm, LAH Law, where he provides businesses and estate planning legal services to start ups and family estates. He also is the CEO and Founder of GPS Executives, where he and other seasoned executives work with small business owners to help them eliminate growing pains and achieve profitability. Allen holds a BA in Accounting and Economics from Hope College, an MBA from Duke University, and a JD from George Washington University.



Dr. John Rusek, Director and Strategic Partner: John serves as Director of the Board for WCA and is the Research Director and Co-Owner of Swift Enterprises, one of the company's strategic partners. John's research at Swift is focused on rocket propulsion and power generation through urea peroxide decomposition via heterogeneous and homogeneous catalysis. His research could provide WCA with a carbon neutral fuel cell that has more energy density and ultimately more power than traditional lithium ion batteries used in eVTOL vehicles. Early in his career, he served with the U.S. Air Force Rocket Propulsion Laboratory, where he focused on advanced propulsion concepts and materials. He also was selected as Chief Engineer of the Energetic Materials Division at the China Lake Naval Air Warfare Center. John holds a BS and MS in Chemical Engineering and a Doctor of Philosophy in Chemical Engineering with a minor in Atomic Physics from Case Western Reserve University.

PAST FINANCING



Debt Financing	Date	Amount	Interest Rate	Term	Valuation Cap
Intern Promissory Notes	Feb-20	$7,500	5%	10 months	N/A
Convertible Note	Dec-19	$52,050	10%	36 months	$17.5 M
Convertible Note	Jun-Jul 2019	$15,250	10%	36 months	$5 M
Promissory Note	Jan-19	$8,000	4.8%	24 months	N/A

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $250,000
Discount: 25%
Interest Rate: 10%
Valuation Cap: $15 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 25% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $15 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Impakter: Wind Craft Aviation: Creating The Future of Flight, and it is Sustainable
Lowell's First Look: The Future of Aviation Could Launch from Lowell
CompTia: The Future of Aviation is Still in High School
Entrepreneur: Why This 19-Year-Old Tech Founder Pursues a "Legacy of Grit and Determination"
Entrepreneur: Elevator Pitch, Episode 7

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk



The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.furosystems.com/news/hydrogen-fuel-cells-vs-lithium-ion-batteries-in-electric-vehicles/#:~:text=Hydrogen%20used%20in%20fuel%20cells,minutes%2C%20similarly%20to%20gasoline%20vehicles.

[ii] https://renvcf.com/hotlist/

[iii] https://www.comptia.org/blog/the-future-of-aviation-is-still-in-high-school



iv GAMA Aero 2019 Annual Report (https://gama.aero/wp-content/uploads/GAMA_2019Databook_Final-2020-03-20.pdf)

v https://www.transtats.bts.gov/Oneway.asp?Display_Flag=0&Percent_Flag=0

vi https://www.transtats.bts.gov/fuel.asp

vii https://www.iata.org/contentassets/ebdba50e57194019930d72722413edd4/fact-sheet-fuel.pdf

viii https://www.bcg.com/publications/2020/seven-trends-reshape-airline-industry.aspx

ix https://www.bcg.com/publications/2020/seven-trends-reshape-airline-industry.aspx

x https://www.businessairportinternational.com/features/evtol-aircraft-could-change-business-aviation-forever.html

xi https://www.furosystems.com/news/hydrogen-fuel-cells-vs-lithium-ion-batteries-in-electric-vehicles/#:~:text=Hydrogen%20used%20in%20fuel%20cells,minutes%2C%20similarly%20to%20gasoline%20vehicles.

xii https://www.cei.washington.edu/education/science-of-solar/battery-technology/

xiii https://www.garrettmotion.com/news/media/garrett-blog/hydrogen-fuel-cells-vs-battery-electrics-why-fuel-cells-are-a-major-contender/

xiv https://www.cei.washington.edu/education/science-of-solar/battery-technology/

xv https://www.garrettmotion.com/news/media/garrett-blog/hydrogen-fuel-cells-vs-battery-electrics-why-fuel-cells-are-a-major-contender/

xvi https://rmi.org/run-on-less-with-hydrogen-fuel-cells/

xvii https://www.faa.gov/aircraft/air_cert/airworthiness_certification/sp_awcert/experiment/expt_operating/

xviii https://www.compositebuilders.com

xix https://www.afwerx.af.mil/index.html

xx GAMA Aero 2019 Annual Report (https://gama.aero/wp-content/uploads/GAMA_2019Databook_Final-2020-03-20.pdf)

xxi http://www.fi-aeroweb.com/General-Aviation.html

xxii https://www.bts.gov/newsroom/final-full-year-2019-traffic-data-us-airlines-and-foreign-airlines-us-flights

xxiii https://www.transtats.bts.gov/Oneway.asp?Display_Flag=0&Percent_Flag=0

xxiv https://www.transtats.bts.gov/fuel.asp

xxv https://www.iata.org/en/iata-repository/publications/economic-reports/airline-industry-economic-performance---december-2019---report/

xxvi https://www.iata.org/contentassets/ebdba50e57194019930d72722413edd4/fact-sheet-fuel.pdf

xxvii https://www.statista.com/statistics/225856/ebit-margin-of-commercial-airlines-worldwide/

xxviii https://www.cnbc.com/2020/04/20/the-oil-plunge-is-the-last-thing-boeing-and-airbus-needs-on-top-of-the-coronavirus-pandemic.html

xxix https://www.bcg.com/publications/2020/seven-trends-reshape-airline-industry.aspx

xxx https://www.boeing.com/commercial/737max/by-design/#/cultivate-sustainability

xxxi https://www.bcg.com/publications/2020/seven-trends-reshape-airline-industry.aspx

xxxii https://www.ainonline.com/aviation-news/business-aviation/2019-11-15/urban-air-mobility-advances-fast-will-dubai-be-part-its-future

xxxiii https://www.morganstanley.com/ideas/autonomous-aircraft

xxxiv https://www.morganstanley.com/ideas/autonomous-aircraft

xxxv https://www.businessairportinternational.com/features/evtol-aircraft-could-change-business-aviation-forever.html

xxxvi https://evtol.news/2020/03/06/cargo-evtol-matures/

xxxvii https://www.theverge.com/2019/10/18/20921310/wings-delivery-drones-virginia-first-flight

xxxviii https://vitalrecord.tamhsc.edu/drone-care-researchers-study-proposed-health-care-delivery-method/



xxxix https://evtol.com/news/pipistrel-developing-new-cargo-drone/

xl PitchBook Data, Inc. Downloaded December 3, 2019

xli https://www.uber.com/us/en/elevate/uberair/

xlii https://d18rn0p25nwr6d.cloudfront.net/CIK-0001543151/d2c00a1e-2075-43c7-8a83-bc53015fdbbb.pdf

xliii https://lilium.com/the-jet

xliv https://electrek.co/2020/03/02/first-electric-vtol-lilium-jet-prototype-goes-up-in-flames/

xlv https://techcrunch.com/2020/06/08/lilium-adds-35m-from-baillie-gifford-at-a-1b-valuation-for-its-electric-aircraft-taxi-service/

xlvi https://news.jobyaviation.com/2020/01/15/toyota-and-joby-aviation-are-flying-to-new-heights-together/

xlvii https://evtol.news/2020/03/05/the-first-electric-vtol-unicorn-joby-aviation/

xlviii https://www.volocopter.com/en/product/

xlix https://www.volocopter.com/en/volodrone/

l https://techcrunch.com/2020/02/21/volocopter-extends-series-c-funding-to-94m-with-backing-from-logistics-giant-db-schenker-and-others/

li https://flyzipline.com/how-it-works/

lii https://uavcoach.com/zipline-fundraising-2019/

liii http://jetoptera.com/news/microventures-offering/

liv https://www.comptia.org/blog/the-future-of-aviation-is-still-in-high-school

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Wind Craft Aviation Inc.
730 Lincoln Lake Ave. SE, Bldg. 3
Lowell, Michigan 49331

Ladies and Gentlemen:

The undersigned understands that Wind Craft Aviation Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $250,000.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated December 4, 2020 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific time on December 7, 2020, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as

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set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The Company shall deliver certificates representing the Securities to the undersigned at the Closing bearing an appropriate legend referring to the fact that the Securities were sold in reliance upon an exemption from registration under the Securities Act. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties

contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of

Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State in which the Company's executive office is located at the time of dispute , which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	730 Lincoln Lake Ave. SE, Bldg. 3 Lowell, Michigan 49331 E-mail: alextaylor@windcraftaviation.com Attention: Alexander Taylor, CEO
with a copy to:	Attention: L. Allen Heneveld E-mail: allenheneveld@windcraftaviation.com
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR.]

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser.]

Wind Craft Aviation Inc.
By_____ Name: Alexander Taylor Title: CEO

EXHIBIT D
Crowd Notes

Wind Craft Aviation, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Wind Craft Aviation, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $15 million.

The "**Discount**" is 25%.

The "**Interest Rate**" is 10%.

The "**Offering End Date**" is December 7, 2020.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

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iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $250,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd

Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other

proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. **SPV**. The Investor agrees to take any and all actions determined in good faith by the Company's

board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State in which the Company's executive office is located at the time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck

WIND CRAFT X AVIATION

Aviation with an impact.

BUILDING:



SJX

Accessible Aviation. For All Mankind.

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.



WIND CRAFT ΛVIΛTION | SJX

Aviation with a **universal** presence in the lives of those who need it most.

An economic equalizer. An energy revolution. An unprecedented aircraft.

Welcome to Wind Craft Aviation.



WIND CRAFT AVIATION | SJX | Summary

Our Contrarian Truth: Aviation is the future of personal transportation.

Our Market Opportunity: Aerial logistics in developing nations.

Our Advantage: Pivotal airframe and energy technology.

Our Mission: Accessible aviation for all.

WIND CRAFT  AVIATION

At Wind Craft Aviation, we're developing an aircraft we call SJX (Sally Jean Experimental). She's part of an emerging subclass of aircraft called **EVTOLs** (Electric Vertical Take-Off and Landing) but at her core, she's designed around a custom-built technological architecture.

The architecture is being built with a revolutionary power system based on a chemical commonly used as fertilizer, a propulsion system developed specifically for SJX, and an avionics system designed for full autonomous flight. WCA has developed the architecture independently and in partnerships over the last three years and aims to gain a competitive advantage through disruptive technologies.

Our objective is to put the utility of flight into the hands of the common person.



WIND CRAFT ☒ AVIATION | SJX | Complacency in Aerospace

A Two-Part Problem

1. General Aviation is cost prohibitive[1] and highly regulated.[2] We believe these barriers result in an underdeveloped industry, where there may be a void between what is possible with the technology at hand and what the industry chooses to adopt. The result? Urgent needs may go unmet in some of the most remote places throughout the world. We view this as a lack of true innovation in aviation which provides an opportunity for a new generation to reform the industry through pioneering and disruptive technology.

2. Mainstream electric vertical take-off and landing (eVTOL) projects are largely focused on "Urban Air Mobility", currently an unserviceable market.[1]

Why? FAA Regulation. The FAA is taking a strict, case-by-case basis in permitting the testing and eventual use of eVTOL aircrafts.[3] So instead of waiting years for bureaucracy to sort it out, our objective is to commercialize an aircraft that can perform in more demanding applications in larger, less-regulated markets sooner. This may allow us to potentially see operating revenues while still pursuing FAA certification. An aircraft that can deliver aid hundreds of miles in the desert can just as easily deliver someone from Boston to Manhattan when regulations mature. Eventually, Urban air service providers may one day be our customers, operating SJX the same way United operates 737's.

1 https://www.flightglobal.com/business-aviation/evtols-set-to-open-third-dimension/134661.article

2 https://iclg.com/practice-areas/aviation-laws-and-regulations/usa

3 https://www.businessairportinternational.com/features/evtol-aircraft-could-change-business-aviation-forever.html

Instead of accepting the limitations of lithium ion batteries and traditional propulsion, **we invented.**

And through that process, we expect to re-define the world's perception and use of aviation.

Anticipated Technology Specs:



Estimated Cruise: **185mph**
Estimated Payload: **500lbs**
Estimated Range: **300nm**
Estimated Price: **$125K**

Tandem Seating or 13.8M³ cargo capacity.

Triple Redundant Propulsion
(Any three motors can fail without loss of control)

Universal Pilotage
Manned, Unmanned or Remote Pilotage.

Transition Vehicle
(Takes-off vertically, flies horizontally)

Planned Fuel Cell
Able to use organic
compounds to store energy
by a factor of 10 compared to
Lithium Batteries.[1]

[1] https://www.furosystems.com/news/hydrogen-fuel-cells-vs-lithium-ion-batteries-in-electric-vehicles/

Safety

SJX is being engineered with triple redundancy. In the event of a bird strike, mechanical failure, or loss of power, we predict that any 3 propulsion units can fail, and the aircraft would still be under full control for landing purposes. SJX will also be equipped with a ballistic parachute, a little more exciting than pulling over with a flat, but no riskier.

Autonomy

We are building an integrated autopilot feature specifically for the SJX, engineered to allow her to take-off, land, transition, and cruise while tracking and avoiding other traffic without any human intervention. This could reduce risk for search and rescue, civilian evacuations and general operating safety.

Transition Vehicle

SJX is being engineered to take off vertically, like a helicopter and then transitions into forward flight. The image depicts SJX in forward flight.



Avionics

WCA is creating an avionics and flight control system with a simple and ergonomic control interface.

Energy Density

With the goal of overcoming the energy density barrier posed by lithium Ion batteries, we've partnered with Swift Enterprises to develop a hydrogen-based fuel cell. Unlike lithium ion, hydrogen has more energy density, which means it can hold more energy in less space.[1] Of course, the fuel cell has massive implications well beyond aviation, but electric aviation may well be the most affected industry. WCA has the option of several different solutions and is not completely reliant on our new fuel cell. But, we feel this new form of energy mates perfectly with our vision for aviation in rural and underdeveloped areas.

1 https://www.furosystems.com/news/hydrogen-fuel-cells-vs-lithium-ion-batteries-in-electric-vehicles

Energy

With our partner Dr. Rusek, Wind Craft Aviation is developing **fuel cells** for use in aviation (and beyond) designed to be carbon neutral, run on a widely available agricultural byproduct, have a higher energy density than lithium ion batteries, last longer and cost a fraction of an internal combustion engine to manufacture and operate.



Aviation

Unique, proven and **proprietary** design that breaks convention and redefines the word "Aircraft".



Avionics and Propulsion

Artificial vision, an advanced avionics suite, and an intuitive new control interface are only some of the IP that we're developing to reach our goal of making aviation safer and more accessible to the everyday person. We believe development of IP is critical to our success.[1]

WIND CRAFT AVIATION | *SJX* | Value

Automobiles existed for decades before Ford, but Ford's production innovations put an automobile in the common man's garage.

Aircrafts have existed for almost a century, but we believe our technology has the potential to eventually put one in your garage.



With existing hardware, we estimate that SJX can be manufactured and sold for **$125K⁽⁴⁾**

Theoretical 1000HR Cost Comparison (Military)⁽¹⁾⁽²⁾⁽³⁾

Millions

C-130J	
Bell UH-1N	
CV-22B Osprey	
SJX	

Legend:
- C-130J
- Bell UH-1N
- CV-22B Osprey
- SJX
- SJX (X9)
- SJX (X9)

(axis: 0, 10, 20, 30, 40, 50, 60, 70, 80, 90, 100)

- **93.6% Cost savings** when compared to a Huey UH-N1 helicopter under the same conditions. SJX will also be 50 MPH faster.

- **98.1%** cost savings compared to a V-22 osprey operated for 1000 hours (94.5 Million Vs 9 SJX, 1.8M)

(1) https://www.aircraftcompare.com/aircraft/huey-helicopter/
(2) https://www.af.mil/About-Us/Fact-Sheets/Display/Article/104531/cv-22-osprey/
(3) https://www.af.mil/About-Us/Fact-Sheets/Display/Article/1555054/c-130-hercules/
(4) Based on company's own estimations

SJX



Cost: $125K

Range: 300 NM

Cruise: 185 MPH

Payload: ~500 LBS

Cessna
Skyhawk[1][2]



Cost: ~$403k

Range: 640 NM

Cruise: ~144 MPH

Payload: ~878 LBS

Bell
47[3][4][5]

Cost: $820K

Range: 213 NM

Cruise: 104 MPH

Payload: ~882LBS

SJX is being engineered to provide sustainable and quiet flight, with no need for additional infrastructure. As a safe and autonomous vehicle, our goal for the SJX is to take-off and land almost anywhere.

(1) https://www.flyingmag.com/story/aircraft/cessna-172-still-relevant/
(2) https://cessna.txtav.com/en/piston/cessna-skyhawk
(3) https://www.flyingmag.com/aircraft/helicopters/scotts-bell-47-produce-turbine-bell-47/
(4) https://www.mcdermotaviation.com/our-aircraft/bell-47t/
(5) https://www.aerospace-technology.com/projects/bell47lightthelicopte/

"Execute on the Experimental"

The Idea

Anybody familiar with aviation knows there are retired pilots building experimental aircraft in their basements, garages and barns for tens of thousands dollars. We're adopting the same strategy. With our current partners, facility, and resources, we believe we're well-positioned to build a nearly production-grade aircraft and demonstrate it, both launching our PR campaign and opening WCA up to commercial opportunities that may finance further production. After we fly, everything changes. We believe this strategy will accelerate the next five years of growth and potentially allow for organic growth into serial production.

From Slide 21: Timeline

17-20
RESEARCH, INVENT, DESIGN

20'

PROTOTYPE SJX FIRST FLIGHT

LIP0 FLIGHT TRAILS

FUEL CELLS COME ONLINE

21'

PRE-PRODUCTION MODEL FINISHED

Go to where the need is most and the barrier to entry is lowest.

Our growth strategy is multi-faceted and aims to address several early market opportunities at once.

Target Applications

Near Term 2022 - Domestic

Aerial Logistics
Limited Package Delivery
Trans-Aquatic Supply Flights

Military Applications
Light Duty Air Crane
Reconnaissance
Critical Supplies Delivery
Personnel Transportation

Part 21 Experimental

Near Term 2022 - Int'l

Aerial Logistics
Medical Delivery
Aid Delivery

Emergency Services
Medical Evacuations
Civilian Evacuations
Search and Rescue

Personal Transportation

Conservation

Power Generation

Target Customers

- *Federal Agencies*

- *Non-Governmental Organizations*

- *Private Companies*



"Aviation with an impact" means providing expedited solutions for disaster relief efforts, medical deliveries, and humanitarian missions with a versatile aircraft built with performance as a priority. But it doesn't stop at medical missions – Affordable application of aviation technology may be able to economically impact underdeveloped nations by transforming aerial logistics.

Our goal is to deploy the SJX where its need is greatest, the regulatory hurdles are fewest, and the impact is life-altering. Although still in development, SJX may be able to provide once-isolated people of Papua New Guinea reliable transportation from the depths of the jungle to their capital city in 30 minutes, provide food for their families, and electricity for their village. We are devoting our resources to innovation that may provide unimaginable development opportunities in underdeveloped economies while also revolutionizing existing transportation in the developed world.

That is a just a taste of what might happen with universal access to aviation.

The People Behind the Project

A group of the uniquely intelligent people. Dedicated to pushing the limits of aviation and the technology around it. Not for the richest among us, but for the benefit of every man.



Alex Taylor Founder/CEO

Passion for drone technology, aircraft and UAV designer/engineer with systems design and aviation maintenance experience. Inventor and entrepreneur. 2020 Thiel Fellowship finalist.



Dr. John Rusek Director/Partner

PHD chemical engineer, Air War College graduate, civil servant for 30+ years and Professor of Aeronautics and Astronautics at Purdue University, inventor with broad commercialization experience. Co-owner of SWIFT Enterprises.



L. Allen Heneveld CFO/COO/In-House Counsel

MBA (Duke), JD (George Washington), former CPA and Certified Growth Curve specialist. Allen has been working with disruptive businesses for over 35 years. He is an experienced and successful team & infrastructure builder.



Luke Wilson CTO

Air frame and powerplant technician, aircraft avionics technician and inventor with experience in multi-spectral imaging, certified for experimental aircrafts..

WIND CRAFT X AVIATION | SJX | Development Partners & Support

Production Partners





Overview: A world class composites company building Team USA's sailing yacht and a private space program's rockets. They are committed to the development and commercialization of SJX.

Overview: A chemical energy lab in Lafayette Indiana run by John Rusek (Slide 10), an inventor and researcher with 40 years in aeronautics and energy technology development.

Development Support

∧ F W ≡ R X







AUTODESK.

Overview: AFWERX is the innovation arm of the U.S. Airforce that funds private enterprises developing disruptive technologies for commercial and military applications. Wind Craft received $300,000 in funding from AFWERX in the form of two STTRs.

Overview: The Michigan unmanned aerial systems consortium facilitates WCA's state grant funding and gives WCA access to military testing sites across the state.

Overview: Software products company that has provided WCA with two software licenses (CFD Ultimate and Autodesk Product Design and Manufacturing Collection) to help streamline product design and production system layouts by automating routine tasks, modeling product designs, and simulating product performance.



Market and Technical Milestones & Goals

K E Y
- ○ International Market Expansion
- ○ Domestic Market Expansion
- ○ Technology Firsts'

'20

17-20 RESEARCH, INVENT, DESIGN

PROTOTYPE SJX FIRST FLIGHT

LIPO FLIGHT TRIALS

FUEL CELLS COME ONLINE

HIGH SIERRA FLY-IN, PUBLIC DEMO

'21

PRE-PRODUCTION MODEL FINISHED

BEGIN LIMITED PRODUCTION

BEGIN INTERNATIONAL BETA PROGRAM WITH EARLY ADOPTERS

BEGIN DOMESTIC MARKETING INICIATIVES

SELL FUTURE PRODUCTION SLOTS

PRE-PRODUCTION MODEL PRIVATE SALES

'22

FINISH PRODUCTION MODEL AND FACTORY DESIGN

CONCLUDE FOREIGN BETA PROGRAM, OPEN UP TO ALL CONTRACTING OPPORTUNITIES

BEGIN SBIR, DIRECT TO PHASE 2 BID WHILE ELIGIBLE

EXPAND INTERNATIONAL PRESENCE

DOMESTIC FAA LOGISTICS UAV WAIVER

BEGIN SERIAL PRODUCTION

'23

DOMESTIC SUPPLY OPERATIONS

INTERNATIONAL MANNED OPERATIONS

PRODUCTION MODEL #2

DOMESTIC MANNED OPS

'24

OPERATIONAL AND EXPANDING

Capital and Production Milestones & Goals

Phases of Production		
Prototypes	Pre-Production	Serial
3 full scale test beds and 2 mock-ups.	50, for the foreign operations beta program, 120 total.	Organic growth from 700 units in 23' to 4,000 by 25'


Convertible notes have been the primary investment vehicle.

Debt Financing	Date	Amount	Interest Rate	Term	Valuation Cap
Intern Promissory Notes	Feb-20	$7,500	5%	10 months	N/A
Convertible Note	Dec-19	$52,050	10%	36 months	$17.5 M
Convertible Note	Jun-Jul 2019	$15,250	10%	36 months	$5 M
Promissory Note	Jan-19	$8,000	4.8%	24 months	N/A

WCA also received the following funding:

- $95,000 grant from PlanetM to further facilitate the research and development of its technologies. Funds are disbursed upon the achievement of specific milestones.

- $300,000 from AFWERX to further develop the SJX and work towards commercialization of a full-scale prototype.

Use of Proceeds



WIND CRAFT  AVIΔTION

Aviation with an impact.

We believe our technology has potential implications that could go beyond the obvious and impact more sensitive areas, like the socio-economic progress in underdeveloped regions and stewardship of our environment.

But at the same time, we recognize the practical considerations of financially participating in the future of aviation. Even during a recession, we believe we have relevance, room for growth, and multiple potential market channels. In addition, the current "reset" will further expose the need for industry-accelerating technology like advancements in aviation.

We believe aviation is having a "penicillin moment," and it's an exciting time to be developing new technology in aerospace. If the prospect of an electric aircraft like SJX excites you and inspires a new vision for the future, then good. Because that's what we're doing, but not without additions to our team in the form of like-minded investors. If you think that might be you, then we'd love for you to join us in pioneering "aviation with an impact."

Risk Disclosures

<u>**Investment Risk**</u>

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

<u>**Company Risk (cont'd)**</u>

- Inability to adequately secure and protect intellectual property rights,

- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

- Changes in laws and regulations materially affecting the company's business,

- Liability risks and labor costs and requirements that may jeopardize the company's business,

- Dependence on and inability to hire or retain key members of management and a qualified workforce,

- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

- Issuance of additional company equity securities at prices dilutive to existing equity holders,

- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Script

Chances are, you don't own an airplane.

Why is that?

Is it because the aviation industry chooses to remanufacture and rebrand World War 2 technology? Or because of electric aircraft are developed using archaic energy systems? (Gets piled on with Lipo Batteries)

And in their blind pursuit of "urban air mobility" (Air quotes), they seem to have forgotten that every man, woman and child could benefit from access to aviation?

At Wind Craft, we're developing an electric aircraft built for the masses and designed to be deployed where the need is most. (Aircraft swings in behind him and Alex ducks out of frame) In places like West Africa, Papua New Guinea and Polynesia where often the infrastructure for energy and mobility are privileges reserved for the rich. It just so happens that these places are the perfect testing grounds for our technology, since the individual impact is greatest.

Let's not forget what accessible aviation could do in your neighborhood. Imagine using an aircraft powered by alternative energy, taking off in your backyard, and within an hour being 200 Miles away.

We're more than just an aerospace company and Sally Jean is more than just an airplane.

We're re-imagining aviation. Not in the interests of the richest among us, but in the interests in the common man. And through creative engineering, we're intending to elevate supply logistics, personal transportation, and aerial delivery to the next level.

(walks past team in uniform, stops)

Because we believe one day, everyone will witness aviation with an impact.

EXHIBIT G
Webinar Transcript

Brett Andrews:	Hi everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us today for the webinar. Today, we're going to be hearing from Wind Craft Aviation. We're joined today by their co-founder and CEO, Alex Taylor.
Brett Andrews:	Alex founded Wind Craft Aviation in 2017 and, currently, serves as the company's CEO. His passion for disruptive technologies and aviation began at age 12 when he built his first unmanned aerial system. At age 14, he founded a company to develop and manufacture commercial UAVs. At age 16, a year before he founded Wind Craft Aviation, he became the youngest Part 107 Commercial drone pilot in the U.S. Alex uses his experience and passion for aerial systems and disruptive technology to engineer sustainable solutions for the aerospace market. How are you doing today, Alex?
Alex Taylor:	Good, Brett. Thanks. It's good to have you guys all here.
Brett Andrews:	Yeah.
Alex Taylor:	We're excited to share more information on Wind Craft.
Brett Andrews:	Great. Well, thanks for joining us and thanks for everyone who's tuning in here. Real quick, before we get started, just so you understand the format for today, Alex is going to spend about 10 or 15 minutes going through his pitch deck presentation. Hopefully, you can all see the first slide with Wind Craft Aviation on your screen, as Alex is sharing his screen. So, he's going to spend some time going through that pitch deck and introducing you guys to the company. During that presentation, we encourage you to send in questions. If you go over to your "Go To Webinar" control panel, there's a tab titled "Questions." You can submit those. Feel free to do so during the presentation. They'll just be coming to me, and when we get to the end of Alex's presentation, we're going to open it up for Q&A, and answer any of the questions that have been submitted, and any others that anyone else might have. With that, Alex, I'll let you take it away and introduce everyone to Wind Craft Aviation.
Alex Taylor:	Perfect. Thanks, Brett. Yeah, it's good to have you guys here. A lot has happened in the last four or five months since we started working with MicroVentures. Just some background on this Reg CF offering. We opened it up because we wanted to bring more people, our personal contacts that we have that were accredited investors, in on this financial journey that's we're going on. It's both a technological journey, but also a financial one. A Reg CF allows us to do that and we're grateful to MicroVentures for facilitating the offering, but a lot has happened, as far as the information of the company, from a technology perspective over the last three months that isn't totally encapsulated in the stuff that we have out there right now. So, I'm looking forward to bringing you guys through Wind Craft.
Alex Taylor:	Wind Craft Aviation is an energy and aviation technology company. Essentially, what you guys will find as we start going through this deck, is that we differentiate ourselves through the development of proprietary technology and electrical vertical takeoff and landing aerospace, and what that allows us to do, in just a very concise and short way, is essentially gives aviation a universal presence in the lives of those who need it most.
Alex Taylor:	So, we have this ability to give an aircraft or airframe this incredible utility. This utility that hasn't been seen in both general aviation and existing electrical vertical takeoff and landing platforms. Our altruistic values for Wind Craft are extremely important. We have a not only great initial market strategy, but we're also going and serving where the need is most. So, it's not just this initial market strategy. It's also a fantastic way to go to market with some destructive aerospace tech.
Alex Taylor:	To begin, essentially, our contrarian truth: Aviation is the future of personal transportation. The market opportunity for SJX or Wind Craft Aviation. We're building an aircraft called SJX. The

market opportunity, initially, is aerial logistics in developing nations, and we'll get into why that is. A lot of it has to do with regulations surrounding the FAA. Part of it has to do with the FAA asking for operating but it will service those markets in developing nations.

Alex Taylor: Our advantage is that pivotal airframe and energy technology. We're not just building an aircraft. We're also developing the core technology to differentiate itself from the pack. Our mission is accessible aviation for all, and eventually, as we mature we intend to, basically, mass produce electric aircraft on an individual level for individual access.

Alex Taylor: The aircraft we're producing is called SJX, Sally Jean Experimental. She's part of an emerging subclass of aircraft we call Electric Vertical Take-Off and Landing aircraft. Since we published this, we actually now call these aircraft, orbs, so I might reference orbs later on. We're building on a brand new architecture. About two and a half years ago, we basically looked at each and said, "GAs not meeting the needs of the people." Electric aerospace is following the same complacent trajectory that GA went, and how do we build a no-limits aircraft that's able to outperform both solutions, and we gave it our best shot, and that developed and we solved some incredible problems in the technological sphere of things. So, we can build this new aircraft in an architecture that is completely unprecedented. It includes energy systems. It includes a propulsion system that is all proprietary to Wind Craft and our partners. So, we're excited to share that with you guys.

Alex Taylor: The preface for all of this and what us, as pilots, inherently understand, is it's often very difficult to see into the industry if you're looking at this as an investor, is that there's really a two-part problem. We like to use the analogy that you'll see later on about the train and the commercialization of personal ground transportation versus the commercialization of personal aerial transportation. For a long time we had a train. It required infrastructure. It required tracks to ride on. It required stations and you got on with a bunch of folks on a train car, and it was this communal transportation that had a very high level investment in order to operate. It was revolutionary for its time, but then eventually we saw Ford come in and put a Model T in everybody's garage. You have this, I wouldn't say dichotomy between commercialization strategies, but you see the same thing happening in aerospace today.

Alex Taylor: For the last 60 years, we haven't seen very much major development in the technological architecture of general aviation. In fact, we've seen a ton of complacency. We flew the SR-71 Blackbird back in, I think it was 1959, or thereabouts, and since then, that has been the pinnacle of technology, and we commercialize in this way where the trains of the nineteenth century are very similar to how we're using commercial aviation in airliners in the twentieth century and the twenty-first century.

Alex Taylor: So, we see this opportunity that as we overcome technological barriers, we can create a more socio-there's socioeconomics come into play, and we're able to do the same thing with commercial aerospace, as the relationship between ground transportation with trains and cars. To put this into the mindset, what problem are we solving? The very definition of a contrarian truth is that it might not be a problem that is widely recognized now, but we're meeting a need that is actually progressive. So, we're progressing beyond. We're pushing the human condition forward inherently. We're progressing beyond where technology stands right now.

Alex Taylor: General aviation is cost prohibitive, highly regulated. These barriers result in an underdeveloped industry. We believe that more people could use access to aviation if they were able to afford it, or if it was less complex and for a variety of reasons, we can make it so. In mainstream electric vertical take-off and landing aircraft, this is where we get into how do the crux of a lot of the questions. You guys are familiar. You've seen these stories about different projects. There's some projects in Japan. Liliam and Joby are considered front runners at this point, but you have to look at the utility of these platforms, because what reveals itself after looking through hundreds of these platforms is that none of them have greater, almost all of them have less utility and greater cost, than a piston

helicopter or a used helicopter solution, and they tried airports, heliports in New York 30, 40 years ago, those fell flat on their face.

Alex Taylor: What you end up with is you're looking at a lot of these projects and they're, essentially, a combination of existing technology, limited technology to a point where it's, generally, a PR stunt for an airline or an aircraft manufacturer, and you look at the commercial viability of the actual product itself and it's almost nonexistent. For example, there's an aircraft out there that is widely advertised and publicized, and extremely well-funded, that goes 17 nautical miles at 45 miles per hour, with a 500 pound payload. To be that in perspective, if you're living in a small town that has almost zero utility, outside of an urban environment.

Alex Taylor: When you guys hear about urban air mobility, essentially, once they invested $50,000 into this project as an organization or a company, and they saw that it had very little utility compared to a turban helicopter, they had to conjure a market for it to operate in. The only area where it has commercial viability is congested urban spaces where the entire city is about 17 nautical miles in radius, and the reality of that is, that is the most stringent operating environment somebody could ever attempt to fly new technology, new aircraft in.

Alex Taylor: The reality of urban air mobility is that is, at least, 15 years out, and there are needs that these electric aircraft are not meeting because they don't have the utility or the performance characteristics to meet those needs.

Alex Taylor: So, where Wind Craft Aviation is different is that we were able to look at the largest problems and the biggest problems in electric aerospace, which was primarily the airframe design, and the induced drag that you get from a design by a copter or tilt-rotor, like a V22. Horrible induced drag, which means that you've got low efficiency in forward flight. Same thing goes for a drone. So, if you scale drone technology, drone technology does not scale. You can imagine a drone flying in forward flight. If you guys go on the internet and do more research, you'll see a bunch of concepts that are, essentially, scaled up drones, and the aerodynamics of that as an aerospace engineer, the aerodynamics of that is essentially taking a Frisbee. Instead of flicking it forward, putting your hand on the bottom of it and pressing it forward. It has horrible induced drag.

Alex Taylor: So, what we've been able to solve is we have a proprietary design that looks ... It's completely redefining even the word, "aircraft." It looks different because it is different. It's a quantum leap into the efficiency of forward flight vertical take-off and landing aircraft. So, we have the forward flight efficiency that other eVTOLS don't have.

Alex Taylor: We also looked at our energy solution and lithium ion batteries are like putting a brick in your airplane, and the brick stays there. It's extremely heavy. Some of these concepts of 3,000, 4,000 pounds of lithium ion batteries. In our case, we partnered with an energy development company. A PHD in chemical engineering, who's a great, great friend of mine, and we solved that problem using alternative energy fuel cells. What we end up with, instead of going 10 nautical miles or 17 nautical miles at 45 miles per hour, we're able to go 185 miles per hour for 300 nautical miles with a payload of 500 pounds, and I'll turn on our video real quick.

Alex Taylor: It's nice to see you guys. So, behind me you guys will see a scale prototype of the actual flying aircraft. These aren't just engineering estimates anymore. These are actually verified numbers that we are getting from our actual testing. So, this is exciting times for Wind Craft and things that we're going to get you guys updated on, but continuing in the deck.

Alex Taylor: So, you can see tandem seating or cargo capacity. What we're really tackling here is manned aerospace with the ability to be unmanned. You're serving multiple markets and with the 300 nautical mile range, especially on an alternative energy fuel cell, the fuel that we're using for that fuel cell is an agricultural byproduct and it is prolifically available in developing countries.

Alex Taylor:	You're able to go into a developing country, get sovereign permission to operate in that country as an economic driver for that country, and you can get flight hours on your airframe without ever having to be certified by the FAA. That's a huge leap forward for us, as far as the commercialization of SJX, and eventually, being able to bring that solution back to the United States with a ton of credibility and validation of our performance and safety, and being able to attack this first world market or developed nation's market that you guys are familiar with and top of our priority for us as Americans or whoever we happen to be in a developed world.
Alex Taylor:	The aircraft safety we've built. We've engineered with triple redundancy. It's a fairly simple process of mechanically isolating all of our different proportion system. SJX, I've identified over 100 different failure modes, which means the failure mode being say this ducted fan stops, say we have an electrical failure in this system, electrical failure in part of our electric speed controllers. We can have any three of our propulsion systems, and you'll see here, we've got a bay of electric ducted fans. We've got BLDC's in the back for the high efficiency cruise.
Alex Taylor:	We can lose all but three of these, and still maintain forward level flight and land at the nearest airport. So, this vertical take-off and landing, we're not showing the mechanisms for which the EDFs rotate and the rear assembly rotates because those are still trade secrets.
Alex Taylor:	Moving to that, the safety, you also have a BRS parachute that we designed into the aircraft. A ballistic recovery parachute, similar to a Cirrus, if you guys look up Cirrus aircraft, they've saved hundreds of lives with their ballistic recovery parachute. So, we brought the safety factor of flying SJX down to less than, or a greater safety factor than even driving your car. That's one of the bigger, major differentiators is that if you lose propulsion, it is a little bit more exciting, but no more risky than pulling over with a flat.
Alex Taylor:	Transition vehicle. So, you're seeing the aircraft in forward flight. We're working on an avionics suite that has a ton of intellectual property potential for us. In addition to that, autonomy is a huge portion of this and that's what the U.S. Air Force is extremely interested in, is the ability to take SJX to locations like Doha, Dubai. An autonomy loaded up for 24/7 aerial logistics, package delivery, and especially vertical take-off and landing to forward operating bases, as part of work that we're looking at doing with the Air Force that we'll talk about a little bit later.
Alex Taylor:	These are the differentiating technologies right now. You see the energy and the aviation. It's a better view of how our hybrid box-wing. It's giving it greater structural rigidity. It allows us to have those EDFs at the wing root, which then allows us to have this extremely high efficiency forward form factor.
Alex Taylor:	Energy, working with Swift Enterprises on the alternative energy fuel cells. Avionic propulsion, we've got different developments that we have with EDFs and the BLDCs in the back that are giving us a greater performance.
Alex Taylor:	This is where we see another one of those metaphors for how SJX is going to absolutely disrupt the industries that we currently use for transportation. So, automobiles existed for decades before Ford, but Ford's productions, innovations put an automobile in the common man's garage. This is what we intend on doing with SJX. This is a monumental step in aviation technology that is having huge implications from a military standpoint.
Alex Taylor:	So, you see that chart on the right which is, UH-N1 is a typical helicopter that the U.S. Air Force uses for operations. SJX will be 50 miles per hour faster and cost a fraction of what the [UH-N1] does. We intend on replacing every situation where a helicopter is used for commercial applications. So, massive cost savings.

Alex Taylor:	Here's a comparison between SJX, what we've designed, and what traditional aviation's like. Believe it or not, Cessna's Skyhawk and Cessna 172 is almost $403,000, and if you adjust for inflation, these aircraft were actually being sold for around $200,000 new back in the sixties and seventies. So, the industry, as a whole, has actually taken step back, which gives us the opportunity to capitalize on their complacency and provide a solution that vastly outperforms anything that a pilot's looking at buying right now. You look at the Bell 47, it's even more of a stark comparison, especially on cost, range, and cruise. They only beat us by around 300 pounds on payload. That's an indicator of where we're at. It's really a quantum leap.
Alex Taylor:	So, the plan moving forward, and this is where you can see the use of funds for MicroVentures. The idea is, anybody familiar with aviation knows we've got guys here at the airport that we operate out of in our 5,000 square foot facility, that build home-built scratch airplanes for, literally, tens of thousands of dollars. Our objective was to operate lean and cash efficient through minimum viable product and through, what we call the tipping point, or where we tip the fulcrum and we begin to ...
Alex Taylor:	Basically, the idea is once we execute on the technology that we know we've currently developed and that we already have, we can fly. We are already flying our scale prototypes. We're going to fly an alpha prototype or we intend on flying an alpha prototype later this year full-scale. Once we reach that point where we're not just saying that we have greater utility, but we're actually showing that we have greater utility. Then that's a tipping point for us as the business, and then you see all of this commercial acceleration once you show that you can fly. We're going to fly the heck out of SJX. We'll be able to certify as an experimental exhibition type aircraft in the U.S. and fly our prototypes, and we plan on flying them to every major city.
Alex Taylor:	When's the last time the public was excited about aviation? I mean, it's been since the sixties, since 1969 when everybody was glued to their TV, watching the moon landings. We're going to do a similar thing. We're going to show up to public events. We're going to deliver footballs to NFL games. This is going to be a guerilla marketing campaign or we intend it on being a guerilla marketing campaign that is going to be unprecedented.
Alex Taylor:	Our initial market strategy is we started going to underdeveloped countries. Go to where the need is most, the barrier entry is lowest. Aerial logistics in developing countries is a huge, huge player in our go-to market strategy, which puts us ahead of Joby and Lilium, and other eVTOL manufacturers that have not yet deployed their solutions, commercially. So, it's an accelerating factor.
Alex Taylor:	We really care about our altruistic vision here at Wind Craft. As much as it has to do with technology, I've been building and dreaming about airplanes since my family arrived. We lived in Istanbul. One of my first memories is flying on an airliner. So, as a technologist, as somebody who's dedicated his life to progression aviation technology, we not only care about that, we care about progressing the human condition. So, I know this is a typical statement for most jobs to make, but genuinely, a village in Papua New Guinea that, otherwise, has zero access to medical care, zero access to logistics, through our innovations and technology, we're able to provide that. There's not only a financial incentive, as far as offering a business, but there's also an altruistic incentive, and that altruistic incentive is part of who we are as entrepreneurs, but also as running the organization that is Wind Craft.
Alex Taylor:	The people behind the project, this has updated a little bit since we came out with this deck. Genuinely, we have some of the smartest and most intelligent people, and I'm saying this completely unbiased, there's a reason they work with me and they work with us. Allen has led several start-ups to viability. He's exited from several start-ups, including one that they sold to Amway, which is an energy company. Dr. Rusek is a storied scientist in his field. If you guys get an opportunity to look up the work that he's done for NASA, the work that he's done in other energy areas, incredibly intelligent. There's also Luke Wilson. I haven't seen, I haven't met anybody as

intelligent as Luke for long. In addition to that, we have a prodigy programmer, Gavin Vonk, is on staff and he hasn't done his picture here, but more recently, Brian Davis is our Director of Military Development. He's an A10 and F16 pilot. He works out of Selfridge Air Force Base for the Michigan National Guard, and some of the things we've done recently in that space has launched us. We've accelerated significantly in the last three to four months.

Alex Taylor: You see some of our existing partners. Composite Builders give us the ability to have a huge manufacturing infrastructure for prototypes, which means that we can bring a prototype from a CAD model to operating in months. So, if we make a change that's going to significantly disrupt the airframe, but is going to give us great performance characteristics, we have the ability to have an iterative design process that is so quick because of their infrastructure.

Alex Taylor: Swift, again, we're just solving incredibly hard problems with great resources. We're fully sponsored by Auto Desk. So, they came in and said, "Hey, we love what you guys are doing. We want to sponsor you guys for almost $100,000 worth of CAD software."

Alex Taylor: So, this is the all-important timeline and this timeline's changed a little bit because we have some great stuff that happened in the last couple of months, and I'll start getting into that right now. Brought Brian Davis on around August. Since then, we've begun working with AFWERX. So, we submitted a request for information to the Air Force, and we're looking at doing a direct to Phase II for the Air Force to develop the prototype because they essentially have a program called Agility Prime that is a direct contract identity for the Air Force. They said, "We have 15 people in Agility Prime and we want you guys to develop a prototype for the Air Force to consider as a ..." Basically, providing the service to the Air Force in the future. So, that's exciting. That's what we've been doing with the Air Force.

Alex Taylor: I'm a Thiel Fellowship finalist. That's happened in the last couple of months. You guys are familiar with Peter Thiel and Thiel Fellowship. Just to be named a finalist is an honor, and that should be announced in the coming days or weeks.

Alex Taylor: What summarizes this entire timeline is looking at prototypes, pre-production, serial production. Around serial production is when you see us operating in those austere operating environments in underdeveloped countries. Prototypes is where we're at right now. Like I said, we're flying alpha prototypes. We're working on our transition algorithms. We're demonstrating, we were at Selfridge Air Force Base for the opening of the Kelly Johnson Innovation Center. We flew for the 100 most important military and legislative officials in Michigan three months ago. We have a video of that that we'll probably post some time here soon, and I'm sure you guys are going to have a ton of questions on our timeline, so I'm going to leave that up to your guys' questions.

Alex Taylor: So, prior funding, this is all still current. The total funding to date has been ... We've operated extremely lean and cash efficient, because we had so much research on the front end and it was such a sweat effort on our part to come up with the disruptive solutions and to prove them, and get to minimum viable product, it takes fairly little capital for us to get to where we're at right now, and create a lot of value from that capital. So, that's something that we pride ourselves on, is being super cash efficient, creating a lot of value from the capital that we raise.

Alex Taylor: Use of the proceeds. This is obviously super important, but not all that interesting. As you can see, the majority of the maximum is going towards research and development, including the minimum, so we have a huge focus on R&D. We have very low overhead.

Alex Taylor: Again, going into our altruistic vision for Wind Craft. There's practical considerations of financially participating with us. We believe there's no one else in aviation who thinks about electric aerospace or is developing electric aerospace like we are, and I hope you guys got a glimpse of that through going through the deck a little bit, and then we get into risk disclosures.

Alex Taylor:	So, as a final statement, we'll bring you guys up to speed on some of the stuff that we've been doing at Wind Craft. We're continuing to manufacture prototypes. We're continuing to test new iterations of our technology and we did a presentation for the Aerospace and Defense Caucuses a few weeks ago, which is essentially getting us ... We're leveraging legislation with venture capital. We were a Renaissance Venture Hot 50, if you guys go to renvc.com, Renaissance Venture Hot 50. Yeah, we're leveraging VC against private capital, against legislation to bring this all to fruition, for the good of the common man. Thanks guys for tuning in and I'll answer all of your guys' questions.
Brett Andrews:	Thanks. Great, Alex. That was really helpful and, I felt, nice and thorough. So, we already have some questions that have come in. I do want to remind folks, because we had some people join late, if you do have any questions for Alex that you'd like to have cover, please submit those in the "Questions" tab on your "Go to Webinar" control panel.
Brett Andrews:	The first one is about the fuel cell technology here. It says, "It sounds like you're using organic source versus traditional hydrogen feed to create electricity. Is that organic source converted to hydrogen?"
Alex Taylor:	Yeah, that's a great question. It's very insightful. The short answer to that question is yes. The long answer to that question is a lot of chemistry that we're not going to get into, but yeah, we're taking an organic source that is very hydrogen rich and we've got innovations in fuel cell technology that allows us to use that with a great energy and power density.
Brett Andrews:	Probably safe to say that there's some trade secret IP that's involved in that process, which is why you're going to avoid going into too much detail here.
Brett Andrews:	Okay, the next one is around the team. "Can you talk a little bit more about the engineering expertise on the team and are there going to be hires from experienced workers in aviation as you guys move forward?"
Alex Taylor:	Yeah, absolutely. So, I'm kind of an odd case. I self-educated in aerospace engineering while I was still in high school. I'm sort of an anomaly. Luke Wilson, he's in avionics. He's worked for a major military contractor before coming to work for us. So, he is part of that expertise. He already has a lot on his plate with our avionics system. Gavin is another one of those. We're very, how do I put this? We're very unconventional. We're very non-procedural thinking, and sometimes that's some of what's required from people that are being asked to build prototypes, but in the same stroke, we're actually interviewing and hiring ...
Alex Taylor:	We actually have a needs assessment, so we have about a 12 person short list. I have a short list of individuals, extremely highly qualified, masters and PhDs in aerospace engineering that have also worked in Mojave. The answer to that question is yes. We are interviewing. We're in the interview process with two additional engineers that we're going to bring on staff in the next week or so, and we have a short list of pretty incredible people from aerospace community to bring on in the next month or so.
Brett Andrews:	Great. Okay, this one comes, another question here says, "I am somewhat familiar with traditional fuel cells and their manufacturers and developers. I've never heard of Swift Enterprises. Do you mind just sharing a little bit more about them and how you guys got involved in working with Swift?"
Alex Taylor:	Yeah. Swift is the science. They're kind of the bleeding edge of scientific research and development into fuel cells. So, industrial fuel cells originally originated from, I'm sure you're familiar, fuel cells were developed for the Apollo space program, because what you have in a rocket is high quantities of your propeller and oxidizer, which happens to be hydrogen and oxygen. So they're using electric catalytic process on the dark side of the moon. It ran on fuel cells for the entire mission because

you have those pure chemicals in a huge quantity when you're working with rocket engines and space flight.

Alex Taylor: That transitioned into a terrestrial space and, fortunately, terrestrially, the vast majority of our atmosphere is made up of hydrogen, but it exists in more complex forms like you've already identified. Essentially, the industrial hydrogen solutions that we're familiar with, that Toyota uses, our basic iterations of that NASA space technology that it doesn't quite fit in our terrestrial economy. It doesn't quite fit in our terrestrial chemistry.

Alex Taylor: Dr. Rusek, if you guys go on Google Patents and John J. Rusek. Just look at the work that he's done as a naval scientist for the last 30-some years. He's a great friend of mine. I was, essentially, self-educating in parts of chemical engineering because that was a problem we needed to solve, and through a couple degrees of separation, friends of mine said, "This guy is on the bleeding edge. You guys need to hang out." So, spent time in his lab. We worked on this together. He's got a great team down there in Lafayette, Indiana, or sorry, West Point near Lafayette. We've been working together for the last two years and we've come a long way in our fuel cell tech.

Brett Andrews: Got it. Okay, about four or five more questions here. "How much money in grants does Wind Craft currently have committed? I know you had a slide up there that showed the amount that you received from Planet M. Is there any other grants in the pipeline that you guys have been exploring or was there anything not included in that particular slide?"

Alex Taylor: Yes. If we're talking about in the pipeline, we have $300,000 in AFWERX STTRs pending, and we got solicited for, and this is in the very early stages, but we are the first phase of participation in the Agility Prime program, get a chance to look at Agility Prime for the Air Force. Great area to be commercialized in. They have an extremely huge use case. The growth potential in the Air Force is massive, and so we have a very strong presence there. We're working directly with the MING TAG from Michigan. Dr. General Rogers, who's working directly with Dr. Roper, who's the head of AFWERX.

Alex Taylor: As far as grants or contracts, $300,000 in research contracts and we're discussing, we're negotiating $1.5 million cumulative in a Phase II effort to build the Air Force prototype. Does that answer the question?

Brett Andrews: Yeah, that kind of touches on what the next question was going to be, and I'll step in here real quickly, and just say that all these things are in the pipeline. There's no guarantees being made, but we're just making sure we're updating folks on what is currently in the pipeline. The next question was about contracts with the military and whether you have any in place or performing test flights for military installations. You just touched on that a minute ago, but maybe, what I think would be helpful for people is to understand what is, in general, from a high level, the nature of these contracts. Are they paying for R&D research or deliverables? Regardless of the size of the actual contract, what is, typically, the nature of a contract that you'd be looking at with them?

Alex Taylor: So, AFWERX is always paying for deliverables. Their objective is to commercialize us as an entity, even outside of the Air Force. So, they're always paying for the deliverable. A deliverable for them is actually, it's not necessarily the aircraft, it's the business entity of Wind Craft able to fill the need that the Warfighter has. It's both. They're paying for the deliverable, which is the aircraft itself, and that's not delivered to the Air Force. We would just have a capacity to become a prime contractor for future contracts.

Alex Taylor: So, the way that this progresses is you have a phase one feasibility study and that's, sort of, the STTRs. Then you have a Phase II STTR or SBIR. I'm sure you guys are familiar with this process. Then you move on from that to actual acquisition. So, doing a Direct-to-Phase II means that we cut that timeline in about half and the next step for us after $1.5 direct to Phase II, is an acquisition, a

sole source military contractor. They're paying for the R&D, but they're also paying for us to eventually meet their needs.

Brett Andrews: Perfect. Last two questions here. This one is: "What countries are you looking at?" Is what they submitted. I'd like to repurpose that a little bit and give you a chance to elaborate on, you mentioned at the top of the presentation how due to the FAA and some of the way the regulations are here, that you believe your initial low-hanging fruit is the foreign market. So, maybe keep it open ended, but while addressing the countries, maybe talk a little bit about that roll out plan.

Alex Taylor: It's a beautiful synergy that we have because you, essentially, have two options when you want to operate and get time in outside of being a certified aircraft, which is super arduous. That is the FAA's reactionary. They haven't come up with regulations yet, which means that every other aviation manufacturer is not addressing these two areas has, essentially, no serviceable market. For us, it's the DOD and developing nations. In developing nations, these have great synergy together. You can count them, technically, as one, because as you develop through the DOD, then you're able to operate in a humanitarian capacity under the umbrella of, possible, the United Nations, possibly the U.S. aid that we have in our pitch deck.

Alex Taylor: In these countries that maybe you're not given authority or sovereignty to the country that you're operating in, but you're able to deliver aid on behalf of the U.S. in air space not controlled by the FAA. It's, basically, got a very specific set of requirements for us to operate in that space, and so far, the MAF or Mission Aviation Fellowship, we're partnering with them to do the actual deployment, to scout the actual countries. We have boots on the ground in Kenya and we're in contact with the Ministry of Transportation in Kenya. They're very excited to see what we have and Kenya is a little country, so there's great possibility to operate there.

Alex Taylor: We're also looking at places like Papua New Guinea where Mission Aviation Fellowship already has a strong, extremely good reputation and foothold in doing aerial operations in those countries. So, other people have paved the way. Instead of going into ... To answer your question, we're looking at Kenya, some other countries in West Africa. We're looking at Polynesia, including Papua New Guinea, and some countries in Central America.

Alex Taylor: We're going to invest a significant amount of our time and energy getting SJX legally able to fly there. So, we're vetting them extremely thoroughly through people who have operated there already. So, it's kind of a win-win.

Brett Andrews: Great, thanks. That was helpful, and we actually had one more come in. I think it would be fairly helpful, so we'll go ahead and do two more here. This last one, I'll address first, and then we'll move to the last question. This is, "Can you please, again, clarify at what stage the prototype is at? Is the aircraft concept model built and had done a test flight? Or in the CAD/CAM stage, etc?"

Alex Taylor: Built and flying. We actually flew this. The Lieutenant Governor of Michigan and the military leaders for the state came to an event in Selfridge Air Force Base in Detroit, Michigan, and we were able to actually fly the aircraft. So, fly the model that's behind me. This is fully functioning. These are BLDCs. These are actuating assemblies and that's our rear assembly. To answer your question, we are in alpha prototype, if we're going by the traditional names for development of R&D. We're in alpha prototype, which means we have 1/3 scale models, not full scale models. So, we're moving into beta quickly. That's our full scale. So, our full scale's going to be beta and we're continuing to change CAD/CAM, but what we have works.

Brett Andrews: Great. That was a great question. I'm glad we got to that one. The last one is more just for potential investors to understand and the question is about, "What sort of updates can an investor expect post-closing? Is there going to be a newsletter pushed out with recent developments? Or do you have any thoughts about how you're going to keep people updated?"

Alex Taylor:	Yeah. Our objective with this Reg CF is as much as we want to bring our technology into the hands of the common person, we also want to take common people on this journey with us. There's a lot going on behind the scenes that I haven't even disclosed that are extremely exciting at Wind Craft, and we want to bring our investor family into that, because as we celebrate here as a team when something happens, we want our extended team, our investors, to be mutually vested in how we're operating the company. Not necessarily how we're operating the company, but the successes that we're having with our technology. We want you guys to be excited in the process. We want you guys to be able to come out and experience it for yourselves. That's the whole idea behind some of the perks that are on MicroVentures, is that I want to shake your hand. I want to meet you guys.
Alex Taylor:	There's enough hedge funds and VCs with several million to distribute among several companies. We're taking advantage of that. We're part of that, but we wanted to bring through this Reg CF the common person into our investor family and we're excited to have you. We're going to push out as much information as legally possible through social media accounts. It's going to be an exciting growth for us as we bring you guys on board.
Brett Andrews:	I think that's a great way to end this. Before I give you some parting or closing thoughts, I want to first, just thank everybody for attending today and, also, just point you to some places you can find some additional information. This is being recorded and this will go up on the MicroVentures campaign page. So, for folks who weren't able to attend live, if you do have questions, I'd encourage you to visit the Wind Craft Aviation campaign page on MicroVentures. The direct URL for that is: invest.microventures.com/offerings/wind-craft-aviation. You can also go to the MicroVentures homepage and click on the invest tab at the top, and then scroll down till you see the Wind Craft tombstone, and click there. It'll get you to the same spot.
Brett Andrews:	On that campaign page, we have the deck that Alex went through, as well as a whole host of information included there that we jointly put together with him and his team. Then there's a discussion forum at the bottom. So, for some reason, your question, you didn't feel got properly answered today or if you're listening to a recording and you have one, that would be the best place to go and Alex has done a good job of addressing those questions there. I'd encourage you to check that out.
Brett Andrews:	Lastly, there is the ongoing campaign. So, if you'd like to invest in this project and be a part of this and what Alex and his team are building, we'd encourage you to do so. If you go to that same campaign page, you'll see a bright orange invest button up at the top right. You can click there and if you already have an account with us, you likely know what to do. If not, you can quickly set one up and participate in what these guys are building in really trying to change the aviation industry.
Brett Andrews:	With that, Alex, is there any kind of parting thoughts or any other info you'd like to share before we sign off here?
Alex Taylor:	Of course. Of course. I think if you guys have already noticed, I'll probably always have a parting thought. Like we said, this is more than just about a commercial opportunity. This is about impacting people's lives. I grew up overseas. I saw, firsthand, the needs that were not being met. This is 100% investment, 100% going to shake the transportation world and, obviously, caveating all these things with the compliance, but this is my opinion, is going to shake the transportation world to its core.
Alex Taylor:	Our objective is to put this aircraft in your garage in the same way that before Henry Ford, there were tons of cars. He didn't invent the car. He invented the assembly line. What we're doing here is we've, essentially, invented the assembly line for the aircraft with our technology, or using that metaphor. Yeah, we're going to try to put this in your garage and more than that, we're going to deliver food to the hungry, aid to the sick, and get people out of tough situations with our partnership with future commercialization.

Alex Taylor: That's it. Thanks, guys. I really appreciate you guys spending this time with us, either recorded or in person, and God bless.

Brett Andrews: Yeah, appreciate it, Alex. That's going to conclude the webinar today. I want to thank everybody once more for their time. We know there's a heck of a lot going on in the world right now, so it really means a lot that you took some time out of your day to learn more about Wind Craft and what these guys are building. With that, we hope everyone stays safe and has a great rest of the day, and rest of the week. Thanks again, Alex. Appreciate the time.

Alex Taylor: Awesome. Thanks, Brett.

Brett Andrews: Bye.

EXHIBIT H
Webinar Transcript II

Brett Andrews:	Hey, everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us today for the webinar. Today, we are going to be hearing from Wind Craft Aviation. We're actually really excited today because this is the second webinar we will be doing with these guys. We did one back in October. We may have some folks who are listening in for the second time. If you are, welcome back. If you're new and you missed the first one, we're excited to share more here.
	We're joined today by their co-founder and CEO, Alex Taylor. Alex founded Wind Craft Aviation in 2017 and currently serves as the company's CEO. His passion for disruptive technologies and aviation began at age 12 when he built his first unmanned aerial system. At age 14, he founded a company to develop and manufacture commercial UAVs. At age 16, year before he founded Wind Craft, he became the youngest Part 107 commercial drone pilot in the US. Alex uses his experience and passion for aerial systems and disruptive technology to engineer sustainable solutions for the aerospace market. How are you doing today, Alex?
Alex Taylor:	Good, Brett. That intro is as impressive as it was the first time.
Brett Andrews:	Well, we really appreciate you coming back second time here. I know a lot has gone on in the business over the time that we've been conducting this fundraise. We wanted to just have kind of a chance to update people who, again, either come into this for the first time or people who have been monitoring the progress since we've begun working with you.
	We're going to run the process and the format fairly similarly to how we did it the last time, which is that Alex is going to spend about 10 or 15 minutes going through his presentation. You should be able to see a camera of him, and then, the pitch deck that he's going to introduce you, guys, to the company. During that time, for people who haven't been through this before, we encourage you to send in questions. If you go over to your GoToWebinar control panel, you'll see a tab titled "Questions". You could submit them. It looks like we've got some people who understand the process. You've already got some coming in here. We encourage you to do that during the presentation.
	Then, when Alex is done with the presentation, we're going to just open it up to Q&A. I'll be moderating and asking him the questions that you guys are submitting. We'll go over what has been submitted during the presentation, any other extra ones that you guys might have. Then, stick around, because we'll point you guys to some places to find some more information that, maybe, we don't end up covering today, where you can find more about both the fundraise opportunity and the business itself. With that, Alex, I'll let you take it away and introduce, or reintroduce, in some cases, everyone to Wind Craft Aviation.
Alex Taylor:	Brett, I don't know if you mind us doing something a little bit off. Since this is the second one, I'm going to take a quick second and update those of you guys who are familiar with Wind Craft Aviation or have already watched the first one that's already on MicroVentures and just say that, as sort of an update, we're pioneering an exciting relationship with World Championship Air Racing. You might formerly know it as the Red Bull Air Race. We have some exciting stuff happening with that.
	There was a recent podcast by TD Image. There's the TD Image business access podcast where you guys can know more about my story, going all the way back to my own childhood, my philosophy with Wind Craft, our altruism. In addition to that, *Entrepreneur* magazine has done an article on us with regards to how we're operating in the state of

Michigan. I'm on, I think, this week's Episode Six of Entrepreneur Elevator Pitch, which is a show that *Entrepreneur* magazine produced.

With that, we'll touch on those again at the very end. Just so we have some of those updates out of the way, we'll get back into a sort of reiteration of what Wind Craft Aviation is, our vision for aerospace, our mission for developing a new era in aviation technology. Wind Craft Aviation, here's a legal notice. I'll spare all of you and not read it. It is there. Aviation with a universal presence in the lives of those who need it most. We're an economic equalizer. The energy revolution part of it comes in when we start talking about how our energy and our airframe technology combined to form a cohesive commercially viable EVTOL solution. This is something that hasn't happened so far in the electric vertical takeoff and landing space, as we'll get into in this next slide.

Our contrarian truth, if you guys are familiar with Peter Thiel and Zero to One, Amazon is based on a contrarian truth. A lot of successful businesses are essentially saying, "As contrarians, we might have identified a need that is currently unidentified but is universally applicable." I think, when you identify that, that's what really differentiates your organization or your product or your vision from something that is a nuanced part of consumerism, or augmented consumerism, like we call it, and a real revolution in technology. It's that aviation is the future of personal transportation.

The market opportunity is aerial logistics in developing nations. Also, in the DOD. Like I said, this deck is a little bit older. Developing nations is initial market. DOD, for several reasons, which we'll get into, regarding the FAA and hitting that addressable market, the low hanging fruit first. Our advantages to pivotal airframe and energy technology. Accessible aviation for all is our mission.

We're developing EVTOL (Electric Vertical Takeoff and Landing) aerial vehicles. Again, this is a little bit dated. We are now calling those vehicles orbs. As developers of this technology, we're sort of in a community of people who are constantly reimagining what it means to fly. Electric vertical takeoff and landing aerial vehicles isn't a super brandable. It's the horseless carriage version of the word, "car." We are now calling these aircraft orbs. Wind Craft Aviation is the first to do that. We're not only leading the charge with electric aircraft technologically, but also, culturally, with the adoption of new phrases for the technology for the mass public.

This is where we get into why our initial marketing strategy makes sense and what's so disruptive about Wind Craft. Complacency in aerospace. We're based out of a municipal airport in West Michigan. All of our hangars are full. They're full of aircraft that were manufactured quite literally in the '40s, '50s, '60s, and '70s. If you look at a Cessna 172 that's been manufactured now versus one that was being manufactured in 1970, really, the core technology is the same. In fact, we're using the exact same engines. We haven't even changed from air-cooled, opposed-piston engines. There's this mass complacency that has happened in aerospace manufacturing that has created this gaping hole that most people don't recognize is a gaping hole in society, therefore, are contrary in truth.

A good way of thinking about this is that, trains are commercialized, are a good comparison to what airliners are at right now. The sort of progression between in the 1800s going from trains, which require massive amount of infrastructure, a station they go on rails between stations, similar to how an airliner. You show up at an airport. You get in there, too, with a bunch of other people. It essentially flies on rails to the next station. Eventually, the

automobile and the assembly line allowed us to individualize that travel and to put people in charge of what essentially started with steam engines in progression of that technology.

Well, you can see, aerospace going in the same direction where we have commercial mass transit solutions for aviation. But when it comes to individualized aviation, there's almost no solution. That's sort of a metaphor that we use to recognize, really, how pivotal what we're doing in aerospace is.

Another part of this complacency problem is that the complacency that's happening in other aircraft manufacturers is trickling down into their electric vertical takeoff and landing projects. So far, essentially, what you've seen, we've all seen different examples in the press and the *Wall Street Journal*, obviously, this has been a recognized opportunity. Those who are recognizing the opportunity can execute on actually disruptive technology. Meaning, drone technology doesn't scale. We have a saying at Wind Craft that says, "Drone technology doesn't scale, orb technology does." We are fundamentally not drone technology. We can serve drone applications. We can do drone delivery. We can do last mile logistics. But drone technology for personal use doesn't scale, orb technology does, on the other hand.

Mainstream electric vertical takeoff and landing projects, think about it this way. If you have less utility than a piston helicopter but you cost just as much or more, what commercial viability do you have as a project? The answer is none. Their core technology is so limited in function that, feasibly, we tried heliports in New York in the '70s and '80s and they didn't pan out. What's going to be different about Uber Elevate?

This is where our solution comes into play. Also, we've done significant optimization and testing. Even these numbers are dated. We'll get into our Air Force research contracts and how we've sort of re-engineered some of our systems over the last six months, because, quite literally, this deck is almost that old to perform significantly better than even the numbers that are specified here.

The core concept remains the same. You have a vehicle with a transition vehicle. It takes off vertically and it flies horizontally. We're not picturing the vertical takeoff mechanism here, but you can see that because that is a mechanism that we're still developing as a trade secret, absolutely works. In fact, I might show a video of you guys of it flying in an Air Force hangar later on the presentation. Stay tuned. That is still a trade secret about the mechanism, because it's actually quite a disruptive mechanism. Just describing how it transitions, it takes off vertically and it flies horizontally. It takes off vertically by taking, if you see that front, well, it looks like a jet engine or a high-bypass jet engine, it's actually an electric EDF (electric ducted fan). There's four ducted fans seated in a series behind that one.

In a forward flight, you have what we call the cross-sectional area of one EDF. But in vertical flight, when you're hovering, for those bay doors to open up and all of those eight EDFs to rotate down, it allows you to take off vertically and you have the thrust of eight of them, while being able to cowl them in an extreme efficiency configuration for a forward flight. That's what this airframe does extremely well. It is an extremely efficient airframe. In fact, it has the drag coefficient very similar to a Lancair, which you guys can look up. It's an extremely efficient general aviation aircraft, known for its speed and range, and etc.

We're talking about our energy. That's the airframe. Now, we're pairing that with an energy system of organic compounds to outperform lithium-ion batteries by, quite often, in some cases, a factor of 10. It allows us to do is to by reinventing the core technology, and just a reminder, we've been working on some of this stuff for over three years. We intentionally invested very lean and cash efficient on developing the core technology that is going to allow us to have utility to outperform other solutions when we go to market. We're doing the front work before we hit the market so that we can blow everybody else out of the water. That's what's happening right now with Air Force contracts and international aid delivery contracts in quite a few different areas with our new partners.

Aircraft explained. Extremely safe, we engineer with triple redundancy. Each system is isolated into a mode of operation where two things have to fail in a series in order for it to compromise the flight safety, which means, essentially, that if you hit a goose, Thanksgiving, Christmas, you hit a goose or the stork that's delivering your baby, if you hit a bird, then, you can lose three of your propulsion units in the same area without compromising the flight. In fact, you can lose all of your EDF, you can lose your entire power system, and because it's an aircraft, not only can it still glide, but you can also still use reserve power systems that we've engineered into the aircraft to have 15 minutes of level flight going to the nearest airport and landing like a traditional aircraft.

Really, the only big risk factor is, nowadays, when you blow a tire, you pull off to the side of the road. In the future, when you're flying an orb, when something breaks down, you just land at the nearest municipal airport. The only thing that changes is you might not be able to land vertically. Even in vertical flight, the riskiest mode of flight, having a ballistic recovery parachute, which we do similar to a Cirrus, which saved hundreds of lives. We've engineered that into our vehicle as well. All of these things give our operators and customers assurance that, not only is this a more capable, advanced vehicle, but it's going to provide their crew with a redundancy and safety factor that's necessary for austere operating environments.

Differentiating technology, intellectual property. Like I said, this deck is a little bit older. We actually have additional intellectual property, additionally in the airframe, but also in avionics propulsion. We're getting into some of our own proprietary manufacturing technology for the aircraft, composite manufacturing. It's some exciting stuff that we're working on with our partners.

Energy, like I said Dr. Rusek is a historied naval scientist. If you guys have a chance to look him up and his previous work, he's been in rocketry. He worked for the Navy and NASA and the Air Force for almost 30 years, developing fuel cell technology and rocket propulsion technology. He's a critical part of what we're doing and a dear friend and partner of mine. Again, extremely efficient airframe. Avionics and propulsion are another derivative technology. I'd like to say that this is included in some of our newer information, the derivative technologies of what we're working on.

If, say, for whatever reason, we can't bring the aircraft to market as effectively as we can bring an avionics suite to market, or we can't bring the aircraft to market as effectively as we can bring our composite manufacturing technology to market. We have four or five layers of redundancy. As long as I'm kicking and breathing, which is fairly likely, given my age and health, we have a huge array of technologies we're working on and pathways to market for all of them. We actually have several different products we could bring to market as a derivative of our proprietary research.

This is just an idea of how SJX stacks up against competition in military operating environments. Not only do we have things like obstacle avoidance, say, there's a sandstorm in a forward-operating base and you need to get someone in or out urgently, and a helicopter is not going to be able to find them, much less land.

Almost 93.6% cost savings when compared to UH-1 and helicopter. We've come to find out, as we've progressed in our relationship with the military, has become much more refined. We're working with both the Air Force on developing SJX for their needs. It turns out, really, the safety of their men and the safety of our warfighter is paramount compared to cost savings. But cost savings is still a factor. Given that, if I would redo this section, I would say, cost savings is an additional bonus on top of how we just absolutely decimate the competition in traditional aircraft when it comes to the safety of our service members overseas.

Not only that. We've created Wind Craft out of altruism to deliver aid for those who don't have logistics, networks, or, after natural disasters, those who don't have food, water, and medical attention, which we'll elaborate on a little bit later. But, through the United Nations and NATO and the Air Force, SJX is extremely well-equipped to serve that mission, to take off from the nearest airfield and go, actually, quite a lot further than 300 nautical miles and deliver those solutions to those who need it most.

Again, the theoretical solution cost comparison. Like I said, this Cessna Skyhawk is running with the same Continental IO-530 engine that it was developed with back in, quite literally, the '60s. Just the fact that we're still using air-breathing piston internal combustion engines, it's almost infeasible that we can continue in this path. We can't because the general aviation industry, when it comes to Cessna Skyhawks, is contracting. They have difficulty manufacturing these at enough scale or economies of scale to be viable. This is where SJX breaks down all of those walls, as far as who can fly the airplane, who can afford the airplane.

This is where we see long-term down the road, ten years, five years, being able to put the power of aviation the ability to fly in the hands of the general public. This is why Wind Craft Aviation was founded. We just don't want to stray too far away from that mindset as we talk about our initial markets, which allow us to be more competitive, generate more revenue, and test the aircraft more thoroughly in the short term.

This is basically the use of capital theory for MicroVentures and/or additional investors, is anybody familiar with general aviation knows that retired pilots building experimental aircraft in their basements for, quite literally, thousands of dollars. What we're able to do is take the capital that we're raising here at MicroVentures, but also with our partners. We're able to develop the aircraft in a lean, cost-effective, efficient way to not just say, "Hey, we have this great, fantastic utility that the Air Force wants," but drag the aircraft kicking and screaming to the Air Force and fly it.

One of the best advice I got from the Rutan brothers when I was in Oshkosh, is Dick Rutan quite literally grabbed me by the shoulders and said, "Look, I'm tired of these EVTOL companies saying they have something, saying they've built something, but they're never flying it." He grabbed me by the shoulders a few years ago and said, because he's a strong supporter of the project, "When you build it, fly the damn thing." Excuse my language. He said, fly the thing.

That's what we're doing. We're building it. We're executing on the experimental. Then, we're flying it to prove our operational advantages, unlike the organizations that have spent billions of dollars on drone technology that simply doesn't scale. That's sort of how our subversive, both development and market strategy is, just we're leapfrogging the competition by orders of magnitude.

Going into where the need is most. We're using need to drive the adoption of technology. When somebody has a dire need that is life or death, if you can adopt a technology tomorrow that's going to fill that need, what is your motivation for doing that? There's no longer this augmented, "Let's go from Boston to New York a little bit faster, a little bit more efficiently," because that's not a life or death situation. Your friction, as far as entering that market, is vast.

It's just almost incomprehensible to think that, as many intelligent people working on aircraft as we have think of that is a viable market strategy when an urban area is the riskiest place to operate a new kind of aircraft, especially, electric vertical takeoff and landing. Instead of doing that and waiting for regulations, let's go to where the need is most and serve the people in those areas using need to drive the adoption of advanced aerial technologies.

Near-term aerial logistics in stable developing nations, we've identified Kenya, Ghana as good examples of stable developing nations that could have lower levels of infrastructure but are economically and politically in a place where we're able to actually generate revenues in those areas, serving those needs. It's both a win for the people on the ground who are having dire situations resolved by our aircraft and us for having the ability to fly the aircraft in a commercial sense.

That means that we can come back to the states and say, "We have x amount of thousands, if not millions of hours flying in this country safely, effectively, like we know we can, serving these needs." When we come back to the states and they say, "Wind Craft or Lilium, or Wind Craft and Jetoptera or Wind Craft and Joby, is Joby going to have those commercial operating hours that we're going to have, having served in those areas, especially with the DOD?"

Going back to our altruistic vision, aviation with an impact, it's providing expedited solutions for disaster relief efforts. If you guys really want to get into this, I'm not going to spend too much time here so we have time to update you guys of some of the exciting stuff that's been happening recently. Just take a screenshot of this. The altruism and the ability, I grew up in missions overseas, Wind Craft was founded on the basis that I'm going to build this for the jungles of Papua New Guinea. In fact, if you can go with 300 to 1,000 nautical miles in the jungles of Papua New Guinea and the sub-Saharan Africa of Ghana and Kenya, well, then, Boston to New York and Manhattan is going to be no problem. It's all about meeting people where they're at, where the need is greatest, using that to drive adoption. We think that's the best avenue for us to attack at this point.

Like I said, this almost six months ago, our team has grown significantly from this. Just go to our website, check out our website, to see some of the additional members of our team, windcraftaviation.com or orb.aero.com. That's me, Alex Taylor, not very interesting.

Allen Heneveld has taken several organizations and startups to acquisition. He's just sort of our wise wingman when it comes to how we go about our commercial relationships with

our partners. Allen is our in-house counsel, CFO/COO. Dr. Rusek, a director on our board of directors, and our partner with Swift Fuels, and a good friend of mine.

Luke Wilson is our R&D engineer. He's been absolutely rocking and rolling with the rest of our team, including Gavin Vonk, Brian Davis, which is not on here, which you guys will see on our website, is an F-16 A-10 pilot with the Michigan Air National Guard. He's been just absolutely rocking and rolling in the federal market space for the last six months. I think, additionally, on YouTube, if you guys do enough digging, you'll find a video of us flying in a hangar with important military and legislative officials in the state for the Kelly Johnson Innovation Center Grand Opening or ribbon cutting on September 11th of this year. That was made possible through our developing relationships with our armed service branches.

Some of our partners, Composite Builders gives us the ability to crank out prototypes at a pace that is impressive for iterative design. That's a huge facet of what we're doing, is the ability to iterate on our existing technology over and over and over again to, again, out-compete, out-develop the competition, not only in our initial markets but how we're developing the core technology.

Again, Swift Enterprise is giving us that chemical and molecular potential energy that allows us to have that much more greater energy density than lithium-ion batteries. I can get into a little bit more detail. If you guys have a question about that, feel free to ask it in the questions box at this time. I'll get more into the chemical potential energy with your guys' questions because that's sort of a niche that I can go. I love it. I can go way into the weeds with that. I'm not going to bore you guys with electrocatalytic conversion of hydrocarbons yet.

Development support, AFWERX, we recently, even during the process of being on MicroVentures, received $300,000 in funding from AFWERX, in the form of two STTRs, working with Michigan Tech to, again, further develop our technology and refine it. We're working on optimization principles with Michigan Tech in our iterative design process. Anyway, I see, in Autodesk. We're fully sponsored by Autodesk for any software that they've developed, because they're just a big fan of what we're doing. We're grateful to them.

Our timeline. We are actually right on track with our timeline. This is pre-COVID. This public demo actually happened at Selfridge Air Force Base, instead of the High Sierra Fly In, which any of you guys familiar with aviation, that's a big bummer that that got canceled. Anyway, we're actually on track with this, if you guys want to take a screenshot of our timeline.

Something to note here. The best way to understand this timeline in the grand scheme of things is prototype pre-production and serial production. We've had questions on the site about, how many are you trying to produce at what time? This will give you, guys, an idea of developing three, building three, based on our existing platform, for STEM education is where I get really excited because we have a partnership with World Championship Air Race. That's going to allow us to, essentially, publicly demonstrate and fly the thing internationally around the world with their Air Race series. Eventually, we're working on actually developing an Air Race series and a competition platform for SJX, which is our aircraft, and for orbs. Eventually, they're trying to transition into sustainability in electric

aircraft. We're coming alongside them as an aircraft manufacturer, to not only do this in the developing nations, but to the air racing our orb, SJX.

Just like you see the Red Bull Air Race is happening a year or two ago, that's going to be our aircraft one day. In fact, I was flattered when they reached out and said, "We've gone through a number of EVTOL projects, and yours is the only one that has the performance for us to air race." I think that says something about how we've invested in our technology so far. For diligence or for compliance, I can get Willie on the phone and he'll say the same thing again.

Prior funding, this has changed, only, it's hasn't changed a lot. If you guys would like to know about prior funding, then, this is the place to take a screenshot and understand how our finances have worked. I think what really is highlighted in this process is that we've been extremely cash-efficient in getting an aircraft airworthy and flying our scale prototypes polished and flying with the amount of capital that we've received so far.

We're efficient with our time. We're efficient with our capital. We're not out there building new offices. We work in, basically, a glorified garage. I can show you guys more if you're interested, glorified garage/building. It's a 5,000 square foot facility here in Michigan. It's not those polished white epoxy floors. We're doing that because we pour almost all of our capital into making sure that the people who work for us can feed their families and we can build the airplane.

Again, you sort of see it here. Feed your family, build the airplane. Feed your family, build the airplane. I don't have a family yet, so I can survive off of $50 a week. But some of our employees are not so privileged.

This is just sort of an end note. I'd like to reiterate that aviation is having its penicillin moment. We're going from the steam engine to the Model T. We're moving away from this commercial idea of aviation into a personal idea of aviation. Wind Craft Aviation is, us as an organization, I feel honored to work with the team that I do. This is not a one-man show. In fact, I should have dragged all of them onto this webinar with me, but we're actually quite busy right now, building and flying the airplane. Like I said, I can't feel more privileged that the Lord has given me the opportunity to work and realize my dreams the way that the Lord has been providing me with the people and the talents and the resources to get this done. There's a risk disclosure. I'm impartial, but these are boring, so I'm going to save you guys that. I think, with that, we're at the end of the structured presentation and Brett has some questions for me.

Brett Andrews: Yeah, perfect. Thanks, Alex. That was super helpful. I think you did a good job, covering some of the stuff there, either, new developments or any we may have missed last time. We did have a couple questions that have come in so far. I want to remind people, specifically, for those who joined out a little late because we did have some late arrivals who may have missed the intro, that if you do have questions for Alex, now is the time. Go over to the Questions tab on your GoToWebinar control panel and submit those, and we'll get them answered. First one here we have is, how many production slots for the experimental builder assist program have been reserved at this time, if any?

Alex Taylor: I think, last time, we went through our account, our CFO Allen went through the books. I think it was in excess of five or six. Don't quote me on that. In fact, Brett, correct me if I'm wrong. I think, maybe, one more came in over the period of. It's hard to track at this point,

I guess, is my answer with MicroVentures. But for individuals on our side of things that have it, I think one individual has gotten a reservation with MicroVentures. That's actually pretty significant. Yeah.

Brett Andrews: Maybe, what you can just do, then, on that question is just explain what that is to people who may not be aware.

Alex Taylor: Of course, yeah. There's actually another avenue of getting SJX for yourself and using it for yourself than just going overseas or operating where the FAA doesn't have their prohibitory policies. There's a part of the FARs, which regulate the airspace and aircraft in the United States, which allows a builder assist. You guys can look up experimental aircraft. There's normally built by the person who flies it. The regulation states that you have to build 51% of the airplane.

What a lot of organizations do, and you don't even have to be that talented or mechanically-minded, they'll have a builder assist program. What that allows us to do is to deliver to the aircraft or to have a lot of the hard stuff done and help you build the rest of the 51% of the aircraft, so it can meet those airworthiness standards, it can pass its check-ride, it can fly in the United States. Then, you've got your own little electric vertical, not little, but electric vertical takeoff and landing aircraft that you can fly to the grocery store. I don't know if most people realize that helicopters and whatnot can land in a variety of places very legally.

It's exciting for us. We have a lot of people who have experience building aircraft coming in and saying, "I want one. Let me reserve one." Then, we made that an opportunity here on MicroVentures for people who invest, I think, more than $10,000 or $10,000, they'll get their production slot. I think there's five on the docket right now that I know of. You have something.

Brett Andrews: Just to kind of touch on that last bit, I think that the question was related to what we refer to as perks. There's certain levels. I'm going to point you guys all here at the end. If you go to the Wind Craft Aviation campaign page on the MicroVentures website, under the terms, you'll see kind of different thresholds of investment which achieve certain things.

I think Alex is right that about $10,000 investment, in exchange for the terms and the investment itself, you would also get a production slot. Again, I will point you guys directly to the URL and other ways you can find that information when we get off the call here. I think that was helpful to walk into or to share a little more on that.

Got another question here. I think you actually mentioned that during your presentation that this was an area you could expand on a little more. The question is, why use fuel cells rather than hydrogen combustion? How does efficiency compare?

Alex Taylor: It's actually even more exciting than just hydrogen or hydrogen combustion. An imagery that we like to use, or this is sort of a history on fuel cells, fuel cells were developed under NASA for the Apollo space program, so they would be able to have energy on the dark side of the moon. They actually ended up outfitting the entire spacecraft with fuel cells. Because they're oxidizer in the propellant, pure hydrogen, pure oxygen, is in vast quantities on a spacecraft. They have an unlimited budget. They can distill as much of it as they want. Even though it's an energy inefficient process, sending somebody to the moon was worth it.

What ended up happening is, NASA, through their commercial program, tried transitioning that technology back down to a terrestrial environment where, now you need to have economics and economies of scale and affordability to enable to compete on the commercial market. You're not in a space environment anymore, where you just have vast amount of quantities of pure hydrogen, pure oxygen. Now, you're in a terrestrial environment where you have more complex molecules that are more readily available and occurring.

What we're using is still hydrogen-rich molecules. For example, a good one is ammonia (NH4). You have one nitrogen essentially balancing the rest of the four hydrogens. Hydrogen is called "the wild one" for a reason. We actually were able to do. If you have hydrogen in a compressed container and something happens, you get in an accident with this airplane, it's quite literally a bomb. We call it "the wild one" for a reason. It's rocket fuel. It's rocket propellant.

We saw what happened with the F1 race this last weekend, he could have been trapped and burned in his vehicle. That was a scary situation. What we've done instead is we're able to take hydrogen-rich molecules. With our proprietary catalyst and membrane technology, we can essentially leverage the energy density of the hydrogen with the inert characteristics of, say, ammonia or urea. This is actually something that's not entirely new. It's just reached a point in Dr. Rusek's development where it's polished enough to be a commercial solution.

It's an exciting thing for us, because now, we're able to do is, I think, you guys may know that urea and ammonia are very common agricultural byproducts. There's a supply chain existing across the world already. If you guys go to a gas station and you see the guys with the big diesel trucks and they've got that blue jug that they have to put in. It's diesel exhaust fluid, BlueDEF.

If you look on the side of diesel exhaust fluid, it's 60% urea. We have an existing distribution network. It's easy to distill. It's an energy-efficient process, instead of taking the hydrogen from a complex state into a simple state and then shipping it in a volatile way, and then, having the energy density that you, then, burn, and burning has its own inefficiencies, you now take an agricultural byproduct, you ship it in its existing inert state in, either, a solid at room temperature that you, then, dissolve into a liquid, or a liquid at room temperature that is actually non-flammable inert liquid that next time a urea truck flips over on the highway, it's actually going to put out any fire that's big.

Depending on how you organize the molecules. It's more complex than just urea and ammonia, but those are our core stuff. Like I said, I'm going to bore you on this topic. Then, you to put that into an aircraft and using our proprietary catalyst and membrane technology, you're able to harness the energy of the hydrogen while using the ammonia/urea, instead of having either a bomb or a very heavy cryogenic system. Both of them are energy-inefficient.

Brett Andrews:	Got it. I think that was super helpful. Another one here, what is your proposed cost or cost of goods sold of one unit of the SJX?
Alex Taylor:	A lot like a Tesla Model S, you've sort of got your baseline cost. If somebody really wants to spoof it out, then, it can go significantly higher than the base cost. Sort of to answer your question, it all depends on if it's going to the Air Force, they have sole source folks that avionics manufacturers that require, it's $50,000 for a little box. That becomes a part of the

price tag. Depends on if you're using a urea peroxide system or an ammonia system or a turbine generator system. We have options for all of those things.

Once we've achieved economies of scale, we have that infrastructure set up, using our non-dilutive financing through those contracts, and DOE, just like Tesla, just like SpaceX, DOD, they got contracts from NASA, DOE interest free loan for Tesla, we're doing the exact same thing. We're eligible for both. And impact investing, haven't even gotten that yet. But that's an option.

Once we hit those economies of scale in six-plus years, the base cost, our target objective which is feasible, is $125,000, like it says on the deck. That's your flyaway cost for one of these aircraft, once it's been properly and fairly regulated in the United States and is approved to fly under an FAR.

Brett Andrews: Got it. Then, we just got one more. This was just a question that we got on the last one, too, that, I think, it's just helpful, specifically, for people who may not be as familiar with the industry, it sounds like, based on some of the other questions, that some of the audience is. For folks that are not, if you could flip just up to your milestone slide, the question was just about kind of where the stage that it's at in development, and then, the future milestones. I guess to the extent that you could kind of walk through, maybe, in sort of layman's terms, where things are here. I think that would be helpful for those who may not have the same level of technical understanding that you do about the product.

Alex Taylor: We're right here, as far as being just at the end of 2020. For some of us, that's a good thing. If we're talking within the realm of prototype and we're within the alpha prototype realm, which means that we're transitioning from completing testing on our one-third scale model to building the full-scale model or the full-scale prototype over this winter and having public demonstrations with that. Actually, three aircraft over the course of this coming summer.

There's more little blips I could add to this timeline, but I'll actually have it added to this timeline, that would give a little bit more clarity for those who want to know exactly where we're at. I lean over and I'm looking at a prototype on our shop floor right now. We're transitioning to building the full-scale, as we solidify all of our technical data for the one-third scale.

Brett Andrews: Awesome. I think that's a super helpful. With that, just real quick, I'll let you give some final thoughts, Alex. But before I pass it back over to you, I guess, I just want to first thank everybody who joined us today. Specifically, if this is the second time. Even if it was the first time you're listening to learn more about the company, we really appreciate that you guys took some time out of your day to do so.

As I mentioned at the top, in terms of more information about the raise and the company itself, I'd encourage you to go to the campaign page on the MicroVentures website. Either of the two ways of finding that. The first is just the direct URL, which is invest.microventures.com/offerings/wind-craft-aviation. That URL will take you straight to the page. If that's a little tough to manage on your own, then, you can go to microventures.com, just our homepage. Then, click on the Invest tab at the top right area. Then, scroll down. You've seen some images on the deck, but the image of the SJX is on the tombstone. You can just click on that little square. Then, it will take you to the same spot.

On there, we've got a lot more information about the business, the industry, some of the stuff that Alex touched on, including the deck that he went through. The last webinar is there as well. I think we went through some different questions the last time. If you're interested, you can certainly watch that. Maybe, it'll cover some areas, if you didn't feel like we got to them today. Then, there's just a whole host of other information, along with a discussion forum, where there's been some investors asking questions to Alex, which he's been diligently responding to. I would also tell you to check out that, because you may have some questions that get answered there as well. Reading through the past questions is super helpful.

Then, of course, we are hosting this webinar because there is a fundraise that's occurring. Alex kind of walk through the use of funds. If you'd like to participate in this, we would encourage you to do so. On that same exact page, there's a bright orange Invest button at the top. As soon as you get to that page, you can click there. If you have an account with us, you're probably familiar with how the process works. If not, you just sign up and register. Then, we'll walk you through the process. We're getting sort of towards the end of this raise. If you are interested, I think now is the time to go check that out and get whatever questions that you have answered. With that, Alex, if you have any kind of parting thoughts that you'd like to share before we sign off here, floor is yours.

Alex Taylor: We appreciate everybody who's been a part of our investor family up until this point. I know some of you guys tuning in have already invested. We just want to affirm that you guys are now part of the Wind Craft investor family. In the same stroke, this is life. This is not just an aerospace company. We had our first, and our first major investor passed away two weeks ago. We attended his funeral. His name was Phil [Schneider 00:49:44]. This is more than just an airplane. It's what it says on our T-shirts. It says, it's more than just an airplane. Not only is this going to solve massive problems globally, and we're doing in a disruptive way, it's a successful business model with a great team, but we're also making investors a part of that.

The whole reason we started this MicroVentures was because we wanted to bring average people on this journey with us. It's not always fair that the best investments are limited to accredited investors. Although, it's a risk for us to disclose all of this stuff, it's a risk for us to come in and make our timeline public, especially, in an era of competition, we're confident that we have a solution here that is unparalleled. We welcome you guys and anybody who's yet to invest that's watching the recording to Wind Craft Aviation's investor family.

Brett Andrews: I think that was a great way to end it out. I really appreciate you coming on and joining us for a second time. I know you're super busy, as are most people, as we're getting near to the end of the year and everyone's trying to hit some goals as we shift into 2021. Thank you for giving us some time and teaching us more about what's going on.

Then, I want to thank everyone, once again, who's listening to this right now or is listening to the recording. This will be posted on the MicroVentures campaign page. If you're listening to the recording, we appreciate you tuning in. There's a lot going on these days. It means a lot to us that you take some time out to join us and tune in on this.

With that, we hope everybody stay safe, has a great rest of the week, has happy holidays, and looking forward to a brighter future. Alex, thanks again.

Alex Taylor: God bless, Brett. See you.

Brett Andrews: Talk soon. Bye.